Exhibit 99.9

English translation for information purposes only

GALAPAGOS

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company number: 0466.460.429

RLE Antwerp, division Mechelen

(the “Company”)

Special report of the board of directors in accordance with Article 583, 596 and 598 of the Belgian Companies Code

Cancellation of the preferential subscription rights of the existing shareholders in favor of Gilead Therapeutics A1 Unlimited Company in the framework of the proposed issuance of warrants

1	Introduction

On 14 July 2019, the Company announced that it entered into a 10-year global research and development collaboration with Gilead Sciences, Inc. (“Gilead Sciences”).

Within the framework of this collaboration, the Company and Gilead Biopharmaceutics Ireland UC (“Gilead Biopharmaceutics”), a subsidiary of Gilead Sciences, agreed to amend certain terms of the existing license and collaboration agreement dated 16 December 2015 pertaining to filgotinib.

Also within the framework of the collaboration, Gilead Therapeutics A1 Unlimited Company (“Gilead Therapeutics”, and together with Gilead Sciences and Gilead Biopharmaceutics, “Gilead”), a subsidiary of Gilead Sciences, entered into a Subscription Agreement (as further defined below) on 14 July 2019 pursuant to which Gilead Therapeutics agreed to invest in the share capital of the Company in consideration of new shares. This investment was effected on 23 August 2019. The Subscription Agreement also provided, amongst other things, for the issuance to Gilead Therapeutics of the Initial Warrant A (as defined below) and the Initial Warrant B (as defined below) (individually a “Warrant” and collectively, the “Warrants”).

The proposed issuance of the Warrants to Gilead Therapeutics will be submitted to an extraordinary shareholders’ meeting to be convened by the Company on 22 October 2019 (or on 29 November 2019 should the required quorum not be achieved at the first meeting) (the “EGM”).

This special report has been established on 19 September 2019 by the board of directors of the Company pursuant to articles 583, 596 and 598 of the Belgian Companies Code of 7 May 1999 and has been drawn up in connection with the proposed issuance of the Warrants for the benefit of Gilead Therapeutics. It provides an explanation and justification for the proposed issuance of the Warrants, as well as the cancellation of the preferential subscription rights of the existing shareholders for the benefit of Gilead Therapeutics. It must be read together with the report prepared by the statutory auditor of the Company in accordance with article 596 and 598 of the Belgian Companies Code of 7 May 1999, which will also be submitted to the EGM.

2	Summary of the Agreements with Gilead of 14 July 2019

2.1	Option, License and Collaboration Agreement with Gilead Sciences

On 14 July 2019, the Company and Gilead Sciences entered into a 10-year global research and development collaboration agreement (the “Option, License and Collaboration Agreement”). Under such agreement, (i) the Company received a USD 3.95 billion upfront payment from Gilead Sciences, and (ii) Gilead Sciences (a) gained access and license rights to the Company’s R&D portfolio, including its drug

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discovery platform; and (b) received an exclusive product license and option rights to develop and commercialize all of the Company’s current and future programs in all countries outside Europe. Notably, Gilead Sciences: (i) gained rights to GLPG1690, the Company’s Phase 3 candidate for idiopathic pulmonary fibrosis, in all countries outside Europe; (ii) received option rights for GLPG1972, a Phase 2b candidate for osteoarthritis, in the United States; and (iii) received option rights on all of the Company’s other current and future clinical programs outside of Europe.

In particular, the Company will fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study, Gilead Sciences will have the option to acquire an expanded license to the compound. If the option is exercised, the Company and Gilead Sciences will co-develop the compound and share costs equally. Gilead Sciences will maintain option rights to the Company’s programs through the 10-year term of the collaboration and for up to an additional three years thereafter for those programs that have entered clinical development prior to the end of the collaboration term of the Option, License and Collaboration Agreement.

If GLPG1690 is approved in the United States, Gilead Sciences will pay the Company an additional USD 325 million milestone fee.

For GLPG1972, Gilead Sciences has the option to in-license the compound in the United States after the completion of the ongoing Phase 2b study in osteoarthritis; the exercise of this option would trigger the payment by Gilead Sciences to the Company of a license fee of USD 250 million. Furthermore, if certain secondary efficacy endpoints for GLPG1972 are met, Gilead Sciences would pay the Company up to an additional USD 200 million. Following exercise of the option for GLPG1972, the Company would be eligible to receive up to USD 550 million in regulatory and commercial milestones.

For all other programs resulting from the collaboration, Gilead Sciences will make a USD 150 million opt-in payment per program if it exercises its option, and will owe no subsequent milestones.

The Company will receive tiered royalties ranging from 20% to 24% on net sales of all of the Company’s products licensed by Gilead Sciences as part of the Option, License and Collaboration Agreement.

The Option, License and Collaboration Agreement received clearance from the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Acts of 1976 and merger control approval from the Austrian Federal Competition Authority, and the transaction was subsequently closed on 23 August 2019.

2.2	Filgotinib Amendment Agreement with Gilead Biopharmaceutics

The Company and Gilead Biopharmaceutics agreed on 14 July 2019 to amend certain terms of the license and collaboration agreement dated 16 December 2015 pertaining to filgotinib (the “Filgotinib Amendment Agreement”).

Under the Filgotinib Amendment Agreement, the Company has greater involvement in filgotinib’s global strategy, and will participate more broadly in the commercialization of the product in Europe, providing the opportunity to build a commercial presence on an accelerated timeline. The Company and Gilead Biopharmaceutics will co-commercialize filgotinib in France, Germany, Italy, Spain and the United Kingdom and retain the 50/50 profit share in these countries that was part of the original filgotinib license agreement dated 16 December 2015, and under the Filgotinib Amendment Agreement, the Company will have an expanded commercial role. The Company retains exclusive rights in Belgium, the Netherlands and Luxembourg, where the 50/50 profit share also applies. The Company and Gilead Biopharmaceutics will share future global development costs for filgotinib equally, in lieu of the 80/20 cost split provided by the original license and collaboration agreement. Other terms of the original license and collaboration agreement remain in effect, including the remaining USD 1.27 billion in total potential milestones and tiered royalties ranging from 20% to 30% payable in territories outside of Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom.

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2.3	Subscription Agreement with Gilead Therapeutics

On 14 July 2019, the Company and Gilead Therapeutics also entered into a subscription agreement (the “Subscription Agreement”) pursuant to which:

(a)

the Company agreed to proceed with a capital increase within the framework of the authorized capital, with the cancellation of the preferential subscription rights of the Company’s existing shareholders for the benefit of Gilead Therapeutics;

(b)

the Company agreed to seek shareholder approval to issue the Warrants, allowing Gilead Therapeutics to further increase its ownership in the Company. Subject to certain limitations, the Company also agreed that Gilead Therapeutics may acquire additional shares via open market purchases;

(c)	Gilead Therapeutics committed to a standstill and lock-up in relation to (the shares of) the Company;

(d)	Gilead Therapeutics is entitled to nominate two directors of the Company;

(e)

the Company agreed to seek shareholder approval to renew the authorization of the board of directors to increase the share capital of the Company with an amount up to 20% of the share capital at the time of the convening of the EGM.

The capital increase referred to in paragraph (a) above was effected on 23 August 2019 by the board of directors of the Company within the framework of the authorized capital, through the issuance of 6,828,985 new shares to Gilead Therapeutics. The new shares were admitted to trading on the regulated markets of Euronext Brussels and Amsterdam on 27 August 2019. For further information on this transaction, reference is made to section 3 of the special report of the board of directors dated 23 August 2019 in accordance with article 596 and 598 of the Belgian Companies Code of 7 May 1999, available on the Company’s website (https://www.glpg.com/special-reports).

The proposed issuance of the Warrants referred to in paragraph (b) above, as further described below, the proposed election of directors referred to in paragraph (d) above, and the proposed renewal of the authorized capital referred to in paragraph (e) above, will be submitted to the EGM. For further information on the proposed renewal of the authorized capital referred to in paragraph (e) above, reference is made to the special report of the board of directors prepared in accordance with article 604 of the Belgian Companies Code of 7 May 1999 which will also be submitted to the EGM.

3	Proposed issuance of the Warrants

In accordance with what was agreed in the Subscription Agreement, the board of directors of the Company proposes to the EGM to issue the Warrants, with cancellation of the preferential subscription rights of the existing shareholders for the benefit of Gilead Therapeutics. The proposed Warrants to be issued by the Company consist of two warrants, named the “Initial Warrant A” and the “Initial Warrant B”.

3.1	Terms and Conditions of the Initial Warrant A

The proposed terms and conditions (the “Conditions”) of the Initial Warrant A are set out in Annex 1 to this special report. The main Conditions can, for information purposes, be summarized as follows:

(a)	Issuer of the Initial Warrant A: The Company (Galapagos NV).

(b)

Term of the Initial Warrant A: The Initial Warrant A will have a term starting as of the Issue Date (as defined in the Conditions, which is the date of the EGM approving the issuance of the Initial Warrant A) and ending on 11:59 p.m. on the date which falls one (1) year after the Issue Date. The Initial Warrant A can be exercised at one or several occasions during the entire term of the Initial Warrant A, but not more than once per period of three (3) months. As set out in the Conditions, this limitation does not apply in case of material development regarding the Company or the trading of the Company’s shares, or in case of certain (requests for) convocations of shareholders’ meetings of the Company.

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(c)

Number of shares issuable upon an exercise of the Initial Warrant A: Subject to the Conditions, the Initial Warrant A entitles the holder thereof to subscribe, during the entire term of the Initial Warrant A, upon each exercise of the Initial Warrant A, for a maximum number of shares that is sufficient to bring the number of shares owned by Gilead Therapeutics, Gilead Sciences and any of their affiliates to 25.1% of the actually issued and outstanding shares immediately after the issue of the shares that are to be issued upon the relevant exercise of the Initial Warrant A (rounded down to the nearest whole share) (the “Warrant Limit A”). The Initial Warrant A remains outstanding for the remaining duration of its term even if exercised for a number of shares that is equal to the then applicable Warrant Limit A.

(d)

Exercise Price of the Initial Warrant A: The Exercise Price (as defined in the Conditions) of the Initial Warrant A shall, per share that shall be subscribed for upon an exercise of the Initial Warrant A, in relation to such shares, be equal to EUR 140.59 (which is the same as the issue price of the 6,828,985 new shares that were issued to Gilead Therapeutics on 23 August 2019). The Exercise Price is subject to customary adjustments, including in respect of dividend or other distributions made by the Company in relation to the Company’s shares.

(e)

Nature of the shares issuable upon exercise of the Initial Warrant A: Each new share to be issued by the Company upon each exercise of the Initial Warrant A shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issue and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issue.

(f)

Capital increase and allocation of the Exercise Price: Upon each exercise of the Initial Warrant A and the resulting issue of new shares, the Company’s share capital will be increased, as further specified in the Conditions. Each time upon an exercise of the Initial Warrant A and the issue of new shares pursuant to the Conditions, the applicable aggregate Exercise Price shall be allocated to the share capital of the Company. If the applicable Exercise Price per share issued is greater than the fractional value of the existing shares immediately prior to the capital increase, then the applicable aggregate Exercise Price shall be allocated in such a manner that per share issued (i) a part of the applicable aggregate Exercise Price equal to the fractional value of the existing shares immediately prior to the capital increase shall be booked as share capital, and (ii) the balance of the applicable aggregate Exercise Price shall be booked as issue premium. Such issue premium shall be accounted for on the liabilities side of the Company’s balance sheet as net equity. The account on which the issue premium shall be booked shall, like the share capital, serve as the guarantee for third parties and, save for the possibility of a capitalization of those reserves, can only be reduced on the basis of a valid resolution of the general shareholders’ meeting passed in the manner required for an amendment to the Company’s articles of association.

(g)

Listing of the underlying shares: If the admission of the shares that are to be issued upon an exercise of the Initial Warrant A to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam (and such other regulated markets on which the Company’s shares will be trading at that time) legally requires a listing prospectus, the Company shall use reasonable efforts to obtain such admission within ninety (90) days following the issue of such shares. In such event, the effective admission to listing will be subject to regulatory approval of the listing prospectus. If the admission of the shares that are to be issued upon an exercise of the Initial Warrant A to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam (and such other regulated markets on which the Company’s shares will be trading at that time) does not legally require a listing prospectus, the Company shall cause such admission as soon as practicable after the issue of such shares, and in any event no later than five (5) Business Days (as defined in the Conditions) after the issue of such shares.

(h)	Nature of the Initial Warrant A: The Initial Warrant A will confer the right (but not the obligation) to subscribe, upon any exercise of the Initial Warrant A, for a number of new shares to be issued

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by the Company, as aforementioned. Except as otherwise provided for under Belgian law, the holder of the Initial Warrant A will be no shareholder of the Company solely by virtue of holding the Initial Warrant A, and therefore does not have the rights of a shareholder in relation to the shares to be issued or delivered to the holder of the Initial Warrant A upon an exercise of the Initial Warrant A until the exercise of the Initial Warrant A and the issue or delivery of the relevant shares.

(i)	Form of the Initial Warrant A: The Initial Warrant A will be in registered form. The Initial Warrant A cannot be converted into a bearer instrument or in dematerialized form.

(j)	No listing of the Initial Warrant A: The Initial Warrant A shall not be listed at any time on a securities exchange, regulated market or similar securities market.

(k)	Issue Price of the Initial Warrant A: The Initial Warrant A will be issued, without any additional consideration being due by Gilead Therapeutics or any of its affiliates.

3.2	Terms and Conditions of the Initial Warrant B

The Conditions of the Initial Warrant B are set out in Annex 2 to this special report. The main Conditions can, for information purposes, be summarized as follows:

(a)	Issuer of the Initial Warrant B: The Company (Galapagos NV).

(b)

Term of the Initial Warrant B: The Initial Warrant B will have a term starting as of the Issue Date (as defined in the Conditions, which is the date of the EGM approving the issuance of the Initial Warrant B) and ending on 11:59 p.m. on the date which falls five (5) years after 23 August 2019 (being the date of the closing of the Subscription Agreement). The Initial Warrant B can be exercised at one or several occasions during the entire term of the Initial Warrant B, but not more than once per period of three (3) months. As set out in the Conditions, this limitation does not apply in case of material development regarding the Company or the trading of the Company’s shares, or in case of certain (requests for) convocations of shareholders’ meetings of the Company.

(c)

Number of shares issuable upon an exercise of the Initial Warrant B: Subject to the Conditions, the Initial Warrant B entitles the holder thereof to subscribe, during the entire term of the Initial Warrant B, upon each exercise of the Initial Warrant B, for a maximum number of shares that is sufficient to bring the number of shares owned by Gilead Therapeutics, Gilead Sciences and any of their affiliates and any other party Acting in Concert (as defined in the Conditions) with Gilead Therapeutics, Gilead Sciences or any of their affiliates to 29.9% of the actually issued and outstanding shares immediately after the issue of the shares that are to be issued upon the relevant exercise of the Initial Warrant B (rounded down to the nearest whole share) (the “Warrant Limit B”). The Initial Warrant B remains outstanding for the remaining duration of its term even if exercised for a number of shares that is equal to the then applicable Warrant Limit B.

(d)

Exercise Price of the Initial Warrant B: The Exercise Price (as defined in the Conditions) of the Initial Warrant B shall, per share that shall be subscribed for upon an exercise of the Initial Warrant B in relation to such shares, be equal to the greater of (i) 120% multiplied by the arithmetic mean of the daily volume weighted average trading price of the Company’s shares as traded on Euronext Brussels and Euronext Amsterdam (or such other regulated markets on which the Company’s shares will be trading at that time) on each of the trading days during the period of 30 calendar days ending on the calendar day immediately preceding the date of the Exercise Notice (as defined in the Conditions) with respect to such exercise, and (ii) EUR 140.59 (which is the same as the issue price of the 6,828,985 new shares that were issued to Gilead Therapeutics on 23 August 2019). The Exercise Price is subject to customary adjustments, including in respect of dividend or other distributions made by the Company in relation to the Company’s shares.

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(e)

Nature of the shares issuable upon exercise of the Initial Warrant B: Each new share to be issued by the Company upon each exercise of the Initial Warrant B shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issue and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issue.

(f)

Capital increase and allocation of the Exercise Price: Upon each exercise of the Initial Warrant B and the resulting issue of new shares, the Company’s share capital will be increased, as further specified in the Conditions. Each time upon an exercise of the Initial Warrant B and the issue of new shares pursuant to the Conditions, the applicable aggregate Exercise Price shall be allocated to the share capital of the Company. If the applicable Exercise Price per share issued is greater than the fractional value of the existing shares immediately prior to the capital increase, then the applicable aggregate Exercise Price shall be allocated in such a manner that per share issued (i) a part of the applicable aggregate Exercise Price equal to the fractional value of the existing shares immediately prior to the capital increase shall be booked as share capital, and (ii) the balance of the applicable aggregate Exercise Price shall be booked as issue premium. Such issue premium shall be accounted for on the liabilities side of the Company’s balance sheet as net equity. The account on which the issue premium shall be booked shall, like the share capital, serve as the guarantee for third parties and, save for the possibility of a capitalization of those reserves, can only be reduced on the basis of a valid resolution of the general shareholders’ meeting passed in the manner required for an amendment to the Company’s articles of association.

(g)

Listing of the underlying shares: If the admission of the shares that are to be issued upon an exercise of the Initial Warrant B to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam (and such other regulated markets on which the Company’s shares will be trading at that time) legally requires a listing prospectus, the Company shall use reasonable efforts to obtain such admission within ninety (90) days following the issue of such shares. In such event, the effective admission to listing will be subject to regulatory approval of the listing prospectus. If the admission of the shares that are to be issued upon an exercise of the Initial Warrant B to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam (and such other regulated markets on which the Company’s shares will be trading at that time) does not legally require a listing prospectus, the Company shall cause such admission as soon as practicable after the issue of such shares, and in any event no later than five (5) Business Days (as defined in the Conditions) after the issue of such shares.

(h)

Nature of the Initial Warrant B: The Initial Warrant B will confer the right (but not the obligation) to subscribe, upon any exercise of the Initial Warrant B, for a number of new shares to be issued by the Company, as aforementioned. Except as otherwise provided for under Belgian law, the holder of the Initial Warrant B will be no shareholder of the Company solely by virtue of holding the Initial Warrant B, and therefore does not have the rights of a shareholder in relation to the shares to be issued or delivered to the holder of the Initial Warrant B upon an exercise of the Initial Warrant B until the exercise of the Initial Warrant B and the issue or delivery of the relevant shares.

(i)	Form of the Initial Warrant B: The Initial Warrant B will be in registered form. The Initial Warrant B cannot be converted into a bearer instrument or in dematerialized form.

(j)	No listing of the Initial Warrant B: The Initial Warrant B shall not be listed at any time on a securities exchange, regulated market or similar securities market.

(k)	Issue Price of the Initial Warrant B: The Initial Warrant B will be issued, without any additional consideration being due by Gilead Therapeutics or any of its affiliates.

As referred to in paragraph (b) above, the Initial Warrant B has a maximum term of 5 years. The Company, however, agreed to provide for a right to subscribe for shares for a term of 10 years. Accordingly, the

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Subscription Agreement provides that between the 57th and 59th month anniversary of the date of the closing of the Subscription Agreement (being between 23 May 2024 and 23 July 2024), the board of directors will convene a new extraordinary general shareholders’ meeting of the Company to approve the issuance of a new warrant, having terms and conditions that (mutatis mutandis) are the same as the Conditions of the Initial Warrant B, including notably as to the Exercise Price (on a per share basis) and the maximum number of shares issuable.

3.3	Exercise Price of the proposed Warrants

In the Subscription Agreement, the respective Exercise Prices of the proposed Warrants have been determined at:

(a)	EUR 140.59 (on a per share basis) for Initial Warrant A (see section 3.1(d) above), and

(b)

the greater of (i) 120% multiplied by the arithmetic mean of the daily volume weighted average trading price of the Company’s shares as traded on Euronext Brussels and Euronext Amsterdam (or such other regulated markets on which the Company’s shares will be trading at that time) on each of the trading days during the period of 30 calendar days ending on the calendar day immediately preceding the date of the Exercise Notice (as defined in the Conditions) with respect to such exercise, and (ii) EUR 140.59, (on a per share basis) for Initial Warrant B (see section 3.2(d) above).

The abovementioned Exercise Prices of EUR 140.59 (on a per share basis) represent a 20% premium as compared to the average of the volume weighted average prices of the Company’s shares on the regulated market of Euronext (Brussels and Amsterdam) during the thirty calendar days preceding the date of signing the Subscription Agreement and comply with article 598 of the Belgian Companies Code of 7 May 1999, which (when applied to the Warrants and the shares issuable thereunder) requires that the exercise price (on a per share basis) cannot be lower than the average price of the shares during thirty days before the day on which the issuance commenced (which was the date of the signing of the Subscription Agreement that provides for the issuance of the Warrants).

4	Reason for the proposed issuance of the Warrants

The proposed issuance of the Warrants is one of the elements that has been agreed to by the Company with Gilead within the framework of the aforementioned transaction that was announced on 14 July 2019.

To date, the Company has been highly effective at target identification and drug discovery, progressing novel molecules from research into the clinic. The board of directors is of the opinion that the transformative 10-year collaboration will provide an accelerated path to advance the Company’s pipeline and to accelerate the development of the Company’s current and new programs.

The net proceeds paid to the Company by Gilead pursuant to the Option, License and Collaboration Agreement and the Subscription Agreement (of which the proposed issuance of the Warrants forms an integral part) will be used for preclinical, clinical and non-clinical research activities, regulatory activities, research and development activities across all current and future programs, molecules and products and other similar activities of the Company, including corporate development activities, intended to, directly or indirectly, support the foregoing activities.

The board of directors is of the opinion that the strategic collaboration with Gilead, of which the proposed issuance of the Warrants forms an integral part, will benefit the Company as it will enable it to (i) pursue its goal of rapidly delivering therapies to patients, (ii) maximize innovation based on developing new mode of action medicines, (iii) progress innovation to patients by heavily increasing discovery and development efforts and by building a European commercial infrastructure, and (iv) access Gilead’s chemistry and development expertise, its commercial infrastructure and operations, and its speed to the relevant markets.

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Furthermore, as a result of the collaboration with Gilead, the Company can continue its path to strengthen its position as a leading European clinical-stage biotechnology company and to develop its commercial activities.

Finally, while it cannot be guaranteed that the Warrants will ultimately be exercised, the exercise of the proposed Warrants by Gilead Therapeutics, and the payment of the relevant exercise price of the Warrants by Gilead Therapeutics, if any, will enable the Company to obtain additional cash resources and to strengthen its net equity position.

For all of the abovementioned reasons, the expanded collaboration with Gilead, of which the issuance of the Warrants forms an integral part, is strategically important for the future growth and development of the Company. The board of directors therefore recommends that the EGM approves the proposed issuance of the Warrants with cancellation of the preferential subscription rights for the benefit of Gilead Therapeutics.

For the sake of completeness, it should be noted that the Subscription Agreement provides for a number of consequences in case the EGM were not to approve the proposed issuance of the Warrants. Notably, in such situation:

(a)

the Company and Gilead Therapeutics shall collaborate to structure and organize the right to subscribe for shares as reflected by the relevant Warrants via a contractual subscription or option agreement or otherwise, allowing, to the greatest extent legally possible, Gilead Therapeutics to subscribe for or acquire the number of shares of the Company it would otherwise be able to subscribe for or acquire upon exercise of the relevant Warrants, whether through the Company’s authorized capital or otherwise;

(b)

as long as the board of directors shall have the power to issue shares within the framework of the authorized capital, the authorized capital shall to the greatest extent legally possible be used with priority for the purpose of the issuance of shares to Gilead Therapeutics, without prejudice to the right of the Company to use the authorized capital for equity-based incentives or compensation for current or future employees, consultants, directors and/or officers of the Company or its affiliates;

(c)

the Company will submit the proposed issuance of the Warrants as soon as possible to a subsequent general shareholders’ meeting of the Company and, if such subsequent meeting were not to approve the proposed issuance of the Warrants, the Company will be obliged to resubmit the proposed issuance of the Warrants to another extraordinary general shareholders’ meeting at the occasion of the annual general shareholders’ meeting of the Company (and this until the Warrants have been issued); and

(d)

the following proposals shall not be approved by or submitted by the board of directors at its own initiative to the general shareholders’ meeting of the Company without the prior written consent of Gilead Therapeutics:

(i)

any proposal to amend, repeal or otherwise modify any provision of the Company’s articles of association that would be reasonably expected to adversely affect the interests of Gilead Therapeutics, Gilead Sciences or any of their affiliates (other than to the extent legally required);

(ii)

any proposal to decrease the Company’s share capital (other than in relation to issuing equity securities to Gilead Therapeutics or its affiliates) or repurchase, redeem or reacquire any equity securities of the Company;

(iii)

any proposal to modify the rights of any securities of the Company in a manner adverse to Gilead Therapeutics, Gilead Sciences or any of their affiliates or to cancel or limit any preferential subscription rights of Gilead Therapeutics, other than in the framework of any equity-based incentive or compensation for current or future employees, consultants, directors and/or officers of the Company or its affiliates;

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(iv)	any proposal to dissolve, liquidate or wind-up the business and affairs of the Company;

(v)	any proposal to consummate, or enter into any agreement to consummate, a merger or de-merger of the Company or similar transaction involving the Company; or

(vi)	any proposal to transfer or dispose of all or substantially all of the assets and liabilities of the Company.

This restriction shall only apply until the earlier of (x) the date that the Warrants are issued and, (y) the date that Gilead Therapeutics, Gilead Sciences and any of their affiliates together for the first time own 25.1% of the actually issued and outstanding shares of the Company (rounded down to the nearest whole share) or more, unless the Company has provided Gilead Therapeutics with the right to subscribe for new shares of authorized capital that would result in Gilead Therapeutics, Gilead Sciences and their affiliates in the aggregate owning 25.1% of the actually issued and outstanding shares of the Company (rounded down to the nearest whole share) or more at a price per share no higher than EUR 140.59 and Gilead Therapeutics has declined to accept such right or has failed to pay the purchase price for such new shares at the closing of their issuance.

The Subscription Agreement provides that, notwithstanding the foregoing, any time the board of directors determines to make use of its authorized capital until the earlier of (x) the date that the Warrants are issued and (y) the date that Gilead Therapeutics, Gilead Sciences and any of their affiliates together for the first time own 25.1% of the actually issued and outstanding shares of the Company (rounded down to the nearest whole share) or more, the board of directors should first make use of its authorized capital to issue shares (provided that Gilead Therapeutics subscribes for such shares) in order to allow for Gilead Therapeutics to subscribe for the shares that it would have been entitled to subscribe for or acquire pursuant to the Warrants at a price per share no higher than the price per share that it would have been entitled to subscribe for or acquire pursuant to the Warrants.

5	Consequences for the Company’s existing shareholders

The dilution and effect on the equity value of the Company that will result from the issuance and exercise of the proposed Warrants are indicatively set out in the tables below.

Ultimately, whether or not a Warrant will be exercised depends on the (sole) decision of Gilead Therapeutics. Such decision may depend in part on the price of the share of the Company at the moment of exercise as compared with the relevant Exercise Price.

5.1	Introductory comments and assumptions

Certain key parameters of the exercise of the proposed Warrants (such as the applicable Exercise Price of the Initial Warrant B(1) or the maximum number of new shares to be issued in connection with the proposed Warrants(2)) are unknown on the date of this special report. Hence, the actual effects of the exercise of the proposed Warrants can only be illustrated, and cannot yet be determined with certainty.

Accordingly, the discussion herein of the financial consequences of the exercise of the proposed Warrants is purely illustrative, and based on purely hypothetical financial parameters. The actual Exercise Price of the Initial Warrant B and the number of new shares to be issued in connection with the proposed Warrants may vary significantly from the hypothetical values used in this report. The hypothetical financial parameters used in the simulations below by no means anticipate the final financial parameters that will be used for an actual exercise of the Warrants.

[1]	For more information, see section 3.2(i)(d) (Initial Warrant B) of this special report.
[2]	For more information, see section 3.1(i)(b) (Initial Warrant A) and section 3.2(i)(b) (Initial Warrant B) of this special report.

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Subject to the foregoing reservations, for the purposes of the illustration of some of the financial consequences of an exercise in full of the proposed Warrants and notably the dilution for the shareholders, the following assumptions were used:

•	The Company has a registered share capital of EUR 335,112,010.21, represented by 61,953,831 shares, with a fractional value of (rounded up) EUR 5.41 per share.

•	There are currently 5,654,047 outstanding warrants, each giving the right to subscribe for one new share (subject to certain conditions).

•	Gilead and affiliates hold 13,589,686 shares of the Company.

•

As provided for in section 3.1(c) of this special report, the maximum number of shares issuable upon each exercise of the Initial Warrant A is equal to the number of shares that is sufficient to bring the number of shares owned by Gilead Therapeutics, Gilead Sciences and any of their affiliates to 25.1% of the actually issued and outstanding shares immediately after the issue of the shares that are to be issued upon the relevant exercise of the Initial Warrant A (rounded down to the nearest whole share). Hence, for the purposes of the illustrations below, the maximum number of shares to be issued to Gilead Therapeutics upon an exercise in full of the Initial Warrant A at the date of this special report is equal to 2,617,791 shares (assuming that the Company does not issue any new shares during the term of the Initial Warrant A). Assuming that Gilead and affiliates hold 13,589,686 shares before the exercise of the Initial Warrant A, the exercise of the Initial Warrant A (and the subsequent issuance of the 2,617,791 shares) would result in an aggregate shareholding of 16,207,477 shares, being 25.1% of the 64,571,622 outstanding shares of the Company (after the exercise of the Initial Warrant A). It should be noted that the Initial Warrant A can be exercised at one or several occasions during its entire term[3] and that the actual number of shares issuable upon an exercise of the Initial Warrant A could be higher, depending on the number of outstanding shares of the Company at the time of that exercise of the Initial Warrant A. In any event, the number of shares issuable cannot be in excess of the then applicable Warrant Limit A (as defined in section 3.1(c) of this special report).

•

As provided for in section 3.2(c) of this special report, the maximum number of shares issuable upon each exercise of the Initial Warrant B is equal to the number of shares that is sufficient to bring the number of shares owned by Gilead Therapeutics, Gilead Sciences and any of their affiliates and any other party Acting in Concert with Gilead Therapeutics, Gilead Sciences or any of their affiliates to 29.9% of the actually issued and outstanding shares immediately after the issue of the shares that are to be issued upon the relevant exercise of the Initial Warrant B (rounded down to the nearest whole share). Hence, for the purposes of the illustrations below, the maximum number of shares to be issued to Gilead Therapeutics upon an exercise in full of the Initial Warrant B at the date of this special report (after taking into account the issuance of the shares pursuant to the exercise in full of the Initial Warrant A described in the paragraph above) is equal to 4,421,452 shares (assuming that the Company does not issue any new shares during the term of the Initial Warrant B). Assuming that Gilead and affiliates hold 16,207,477 shares after such exercise of the Initial Warrant A, but before the exercise of the Initial Warrant B, the exercise of the Initial Warrant B (and the subsequent issuance of the 4,421,452 shares) would result in an aggregate shareholding of 20,628,929 shares, being 29.9% of the 68,993,074 outstanding shares of the Company (after the exercise of the Initial Warrant A and the Initial Warrant B). It should be noted that the Initial Warrant B can be exercised at one or several occasions during its entire term[4] and that the actual number of shares issuable upon an exercise of the Initial Warrant B could be higher, depending on the number of outstanding shares of the Company at the time of that exercise of the Initial Warrant B. In any event, the number of shares issuable cannot be in excess of the then applicable Warrant Limit B (as defined in section 3.2(c) of this special report).

[3]

The Initial Warrant A shall remain outstanding for the remaining duration of its term even if exercised for a number of shares that is equal to the then applicable Warrant Limit A (as defined in section 3.1(i)(c) of this special report).

[4]

The Initial Warrant B shall remain outstanding for the remaining duration of its term even if exercised for a number of shares that is equal to the then applicable Warrant Limit B (as defined in section 3.2(i)(c) of this special report).

Special report (Art. 583-596-598 BCC)	Page 10 of 19

English translation for information purposes only

•	The Exercise Price of the Initial Warrant A (on a per share basis) is equal to EUR 140.59 (see section 3.1(d) of this special report).

•

As provided for in section 3.2(d) of this special report, the Exercise Price of the Initial Warrant B is equal to the greater of (i) 120% multiplied by the arithmetic mean of the daily volume weighted average trading price of the Company’s shares as traded on Euronext Brussels and Euronext Amsterdam (or such other regulated markets on which the Company’s shares will be trading at that time) on each of the trading days during the period of 30 calendar days ending on the calendar day immediately preceding the date of the Exercise Notice (as defined in the Conditions) with respect to such exercise, and (ii) EUR 140.59. For the purpose of the illustrations attached to this special report in Annex 3, the hypothetical Exercise Prices for the Initial Warrant B that have been used in the simulations have been set at, respectively, EUR 140.59, EUR 170 and EUR 190.

•

On the basis of the non-audited consolidated interim financial statements of the Company as at 30 June 2019 (which have been prepared in accordance with the International Financial Reporting Standards or IFRS, as adopted by the European Union), the consolidated accounting net equity of the Company as at 30 June 2019 amounted to EUR 1,143,367,000.(5) This number does not take into account changes in the consolidated net equity since 30 June 2019. Merely for the purpose of the simulations attached to this special report, the amount of the capital increase (with issue premium) as a result of the new share issuance to Gilead Therapeutics on 23 August 2019 pursuant to the Subscription Agreement has been added to the consolidated net equity. Notably, as a result of this capital increase and new share issuance, Gilead Therapeutics contributed an amount of EUR 140.59 per new share or EUR 960,087,001.15 in total (which was initially allocated as issue premium and share capital increase in accordance with Belgian company law). Accordingly, purely for the purpose of the simulations attached to this special report, this aggregate amount has been added to the amount of the consolidated accounting net equity as at 30 June 2019, increasing such amount from EUR 1,143,367,000 to EUR 2,103,454,001.15 (not reflecting other changes and adjustments to the accounting net equity after 30 June 2019, and not reflecting that the accounting of this amount is subject to further adjustments pursuant to IFRS).

•

As referred to above, the Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards or IFRS, as adopted by the European Union. While on the date of this special report the accounting treatment of the Warrants is still under review by the Company’s management and not yet validated by the Company’s auditor, it is currently expected that, within the framework of the Company’s consolidated financial statements, the Warrants will be accounted for in accordance with (amongst others) IFRS 9 (Financial Instruments). As aforementioned, the actual application of the reporting standard, the initial recognition moment and valuation of the Warrants is still being determined and assessed. In view of the relative size of the Warrants, the Warrants can be expected to be a material component in the consolidated financial statements of the Company in accordance with IFRS, but the impact is not expected to be material compared to the size of the transaction with Gilead. The Company does not expect that the issuance of the Warrants will have an impact on the statutory financial statements of Galapagos NV in accordance with Belgian Generally Accepted Accounting Principles.

5.2	Dilution resulting from the issuance and exercise of the Warrants

Each share in the Company currently represents an equal part of the share capital of the Company and carries the right to one vote. The issuance of the Warrants to Gilead Therapeutics will, upon exercise of the relevant Warrants, lead to a dilution of the existing shareholders of the Company and of the relative voting power of each share in the Company.

[5]

For further information regarding the Company’s net equity position on the aforementioned date, reference is made to the financial statements of the Company, which are available on the Company’s website.

Special report (Art. 583-596-598 BCC)	Page 11 of 19

English translation for information purposes only

The dilution relating to the voting right also applies, mutatis mutandis, to the participation of each share in the profit and liquidation proceeds and other rights attached to the shares of the Company, such as the statutory preferential subscription right in case of a capital increase in cash through the issuance of shares.

Specifically, prior to the exercise of the Warrants, each share participates equally in the profit and liquidation proceeds of the Company and each shareholder has a statutory preferential subscription right in case of a capital increase in cash. Each new share to be issued by the Company upon exercise of the relevant Warrants shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding shares at the moment of their issue and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issue. As a result (and to the extent the Warrants will be issued and exercised), the participation by the existing shares in the profit and liquidation proceeds of the Company and their holder’s statutory preferential subscription right in case of a capital increase in cash, shall be diluted accordingly.

Based on the methodology and assumptions referred to in section 5.1 above, the tables below show the dilution of voting power and liquidation and dividend rights that would result from the issuance and exercise of the Warrants in a scenario in which none of the outstanding warrants are exercised (see section 5.2.1) and in a scenario in which all of the outstanding warrants are exercised in full (see section 5.2.2).

5.2.1    Non-diluted basis

(A) Number of previously existing shares on a non-diluted basis excluding the shares issued to Gilead Therapeutics pursuant to the Subscription Agreement of 23 August 2019	55,124,846
(B) Number of shares issued to Gilead Therapeutics pursuant to the Subscription Agreement of 23 August 2019	6,828,985
(C) Number of currently existing shares on a non-diluted basis, including the shares issued to Gilead Therapeutics pursuant to the Subscription Agreement of 23 August 2019	61,953,831
(D) Number of shares to be issued as a result of the issuance and full exercise of the Initial Warrant A(6)	2,617,791
(E) Number of shares to be issued as a result of the issuance and full exercise of the Initial Warrant B (after taking into account the issuance of the shares pursuant to the exercise in full of the Initial Warrant A described above)(7)	4,421,452
(F) Number of shares after the issuance and full exercise of the Warrants on a non-diluted basis	68,993,074
(G) Dilution of existing shareholders on the basis of the number of previously existing shares on a non-diluted basis excluding the shares issued to Gilead Therapeutics pursuant to the Subscription Agreement of 23 August 2019 (see row (A) of this table)	20.10%
(H) Dilution of existing shareholders on the basis of the number of currently existing shares on a non-diluted basis, including the shares issued to Gilead Therapeutics pursuant to the Subscription Agreement of 23 August 2019 (see row (C) of this table)	10.20%

[6]	For further information on the number of shares to be issued as a result of the issuance and exercise of the Initial Warrant A, reference is made to section 5.1 of this special report.
[7]	For further information on the number of shares to be issued as a result of the issuance and exercise of the Initial Warrant B, reference is made to section 5.1 of this special report.

Special report (Art. 583-596-598 BCC)	Page 12 of 19

English translation for information purposes only

The table above demonstrates that, assuming that the Initial Warrant A and the Initial Warrant B are issued and fully exercised on the basis of the methodology and assumptions set out in section 5.1 of this special report, the previously existing shares excluding the shares issued to Gilead Therapeutics on 23 August 2019 pursuant to the Subscription Agreement would no longer represent 1/55,124,846 of the share capital, but 1/68,993,074 of the resulting share capital, which represents a dilution of the participation in the share capital and the results of the Company of 20.10%, and all of the currently existing shares, including the shares issued to Gilead Therapeutics on 23 August 2019 pursuant to the Subscription Agreement, would no longer represent 1/61,953,831 of the share capital, but 1/68,993,074 of the resulting share capital, which represents a dilution of the participation in the share capital and the results of the Company of 10.20%.

5.2.2    Fully diluted basis(8)

(A) Number of previously existing shares on a fully diluted basis excluding the shares issued to Gilead Therapeutics pursuant to the Subscription Agreement of 23 August 2019	60,778,893
(B) Number of shares issued to Gilead Therapeutics pursuant to the Subscription Agreement of 23 August 2019	6,828,985
(C) Number of currently existing shares on a fully diluted basis, including the shares issued to Gilead Therapeutics pursuant to the Subscription Agreement of 23 August 2019	67,607,878
(D) Number of shares to be issued as a result of the issuance and full exercise of the Initial Warrant A(6)	4,512,538
(E) Number of shares to be issued as a result of the issuance and full exercise of the Initial Warrant B (after taking into account the issuance of the shares pursuant to the exercise in full of the Initial Warrant A described above)(7)	4,938,345
(F) Number of shares after the issuance and full exercise of the Warrants on a fully diluted basis	77,058,761
(G) Dilution of existing shareholders on the basis of the number of previously existing shares on a fully diluted basis excluding the shares issued to Gilead Therapeutics pursuant to the Subscription Agreement of 23 August 2019 (see row (A) of this table)	21.13%
(H) Dilution of existing shareholders on the basis of the number of currently existing shares on a fully diluted basis, including the shares issued to Gilead Therapeutics pursuant to the Subscription Agreement of 23 August 2019 (see row (C) of this table)	12.26%

The table above demonstrates that, assuming that the Initial Warrant A and the Initial Warrant B are issued and fully exercised on the basis of the methodology and assumptions set out in section 5.1 of this special report and assuming that all outstanding warrants are exercised and new shares would be issued as a result thereof, the previously existing shares excluding the

[8]

Assuming that all 5,654,047 outstanding warrants are exercised, resulting in the issuance of 5,654,047 new shares, as a result of which the Company’s share capital would be represented by 67,607,878 shares.

Special report (Art. 583-596-598 BCC)	Page 13 of 19

English translation for information purposes only

shares issued to Gilead Therapeutics on 23 August 2019 pursuant to the Subscription Agreement, would no longer represent 1/60,778,893 of the share capital, but 1/77,058,761 of the resulting share capital, which represents a dilution of the participation in the share capital and the results of the Company of 21.13%, and all of the currently existing shares, including the shares issued to Gilead Therapeutics on 23 August 2019 pursuant to the Subscription Agreement, would no longer represent 1/67,607,878 of the share capital, but 1/77,058,761 of the resulting share capital, which represents a dilution of the participation in the share capital and the results of the Company of 12.26%.

5.3	Effect of the issuance and exercise of the Warrants on the equity of the Company

On the basis of the methodology and assumptions set out in section 5.1 of this special report, a number of simulations have been prepared. These simulations are attached to this special report as Annex 3 and reflect the impact of the exercise of the proposed Warrants on the Company’s equity.

In the event that the proposed Warrants would be exercised in full on the basis of the methodology and assumptions set out in section 5.1 of this special report, there would be an increase of the equity of the Company for an amount equal to the product of the number of shares issuable upon exercise of the Warrants and the relevant Exercise Price (on a per share basis). If the relevant Exercise Price is higher than the equity value per share and the relevant Warrant is de facto exercised, there would be a positive effect on the equity value per share for the existing shareholders.

In any event, it should be noted that the accounting treatment of the Warrants is still under review, as indicated in section 5.1 of this special report.

5.4	Effect of the issuance and exercise of the Warrants on the shareholding of Gilead Therapeutics

Following the issuance and exercise of the Initial Warrant A, on the basis of the methodology and assumptions set out in section 5.1 of this special report, Gilead Therapeutics would hold 16,207,477 shares in the Company, which is equal to an ownership percentage of 25.10% on a non-diluted basis.(9)

Following the issuance and exercise of the Initial Warrant B, on the basis of the methodology and assumptions set out in section 5.1 of this special report, Gilead Therapeutics would hold 20,628,929 shares in the Company, which is equal to an ownership percentage of 29.90% on a non-diluted basis.(10)

As mentioned in section 5.1 of this special report, it should be noted that the Warrants can be exercised at one or several occasions during their entire term11 and that the actual number of shares issuable upon an exercise of the respective Warrants could be higher, depending on the number of outstanding shares of the Company at the time of that exercise of the Warrants. In any event, the number of shares issuable cannot be in excess of the then applicable Warrant Limit A (in relation to the Initial Warrant A) and the then applicable Warrant Limit B (in relation to the Initial Warrant B).

6	Statutory Auditor’s special report

The statutory auditor of the Company has been requested to issue a special report in accordance with Articles 596 and 598 of the Belgian Companies Code of 7 May 1999.

[9]

This number 16,207,477 is equal to the existing shareholding of Gilead Therapeutics in the Company (13,589,686 shares) and the 2,617,791 shares assumed to be issued to Gilead Therapeutics upon exercise of the Initial Warrant A on the basis of the methodology and assumptions as set out in section 5.1 of this special report.

[10]

This number 20,628,929 is equal to the assumed shareholding of Gilead Therapeutics in the Company after the exercise of the Initial Warrant A (16,207,477 shares) and the 4,421,452 shares assumed to be issued to Gilead Therapeutics upon exercise of the Initial Warrant B on the basis of the methodology and assumptions as set out in section 5.1 of this special report.

[11]

The Warrants shall remain outstanding for the remaining duration of their term even if exercised for a number of shares that is equal to the then applicable Warrant Limit A or Warrant Limit B (as defined in section 3.1(i)(c) (in relation to the Initial Warrant A) and section 3.2(i)(c) (in relation to the Initial Warrant B) of this special report).

Special report (Art. 583-596-598 BCC)	Page 14 of 19

English translation for information purposes only

7	Individuals, other than employees, for whose benefit the preferential subscription rights are cancelled

Within the framework of the proposed issuance of the Warrants, the board of directors proposes to cancel the preferential subscription rights of the existing shareholders for the benefit of Gilead Therapeutics A1 Unlimited Company, an unlimited liability company incorporated and validly existing under Irish law, with registered seat at 70 Sir John Rogerson’s Quay, Dublin 2 (Ireland) and registered with Ireland’s Companies Registration Office under number 615395.

8	Justification of the cancellation of the preferential subscription rights of the existing shareholders for the benefit of Gilead Therapeutics

The cancellation of the preferential subscription rights of the existing shareholders for the benefit of Gilead Therapeutics is required in order to allow the Company to issue the Warrants to Gilead Therapeutics. This issuance is an integral part of aforementioned transaction that was announced on 14 July 2019 and allows the Company to secure a strong and strategic collaboration with Gilead, which is in the Company’s interest. As set out in section 4, such collaboration with Gilead is strategically important for the future growth and development of the Company. Accordingly, the board of directors recommends that the EGM approves the proposed issuance of the Warrants.

9	Conclusion

Taking into account the abovementioned considerations, the board of directors is of the opinion that the proposed issuance of the Warrants with cancellation of the preferential subscription rights of the existing shareholders for the benefit of Gilead Therapeutics is in the Company’s interest.

The issuance of the Warrants is subject to the approval by the extraordinary shareholders’ meeting of the Company to be held on or around 22 October 2019.

Made and approved on 19 September 2019.

[Signature page follows]

Special report (Art. 583-596-598 BCC)	Page 15 of 19

English translation for information purposes only

For the board of directors of the Company,

[signed]	[signed]
Onno van de Stolpe	Peter Guenter
Director	Director

[signature page to special board report 583-596-598 BCC]

English translation for information purposes only

Annex 1

Terms and Conditions of the Initial Warrant A

Annex to Special report (Art. 583-596-598 BCC)

INITIAL GILEAD WARRANT A

– issued by –

GALAPAGOS NV

– dated –

[date] 2019

i

GALAPAGOS NV

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen (Belgium)

Register of Legal Persons VAT BE 0466.460.429 (Antwerp, division Mechelen)

INITIAL GILEAD WARRANT A

RECITALS

On 14 July 2019, Galapagos NV (hereafter further referred to as the “Company”), entered into a Subscription Agreement (as defined below) with Gilead Therapeutics A1 Unlimited Company (hereafter further referred to as the “Investor”). The Investor is an indirect wholly-owned subsidiary of Gilead Sciences, Inc. (hereafter further referred to as the “Parent Investor”), a U.S. corporation listed on the NASDAQ Stock Market and a research-based biopharmaceutical company focused on the discovery, development, and commercialisation of innovative medicines. Simultaneously with the execution of the Subscription Agreement, the Company and the Parent Investor also entered into an Option, License and Collaboration Agreement (as defined below). Pursuant to the Option, License and Collaboration Agreement, the Company agreed to discover, research, and develop molecules and products, and Parent Investor agreed to have an option to participate in the development and commercialisation of molecules and products, in each case, on the terms and conditions set forth in such agreement. Pursuant to the Subscription Agreement, the Investor agreed to make an investment into the share capital of the Company. The investment was effected on 23 August 2019. As part of the overall agreement between the Company, the Investor and the Parent Investor, the Subscription Agreement also provided for the issuance to the Investor of a number of warrants. The present terms and conditions (hereinafter referred to as the “Conditions”) contain the issue and exercise conditions of the Initial Gilead Warrant A issued by the Company, as contemplated by the Subscription Agreement. The issue of the Warrants is exclusively reserved to the Investor, in consideration of the subscription for shares and entry into the collaboration contemplated by the agreements referred to above.

1.	CERTAIN DEFINITIONS AND INTERPRETATION

1.1.	Certain definitions

In these Conditions, the following words and expressions that are not defined elsewhere in these Conditions shall have the following meanings, save where the context requires otherwise:

“Acting in Concert” means, when used in relation to a person or entity, acting in concert (in onderling overleg handelende personen / personnes agissant de concert) in the sense of Article 3, §1, 5° of the Belgian Act of 1 April 2007 regarding public takeover bids, or Article 1, §2, 5° of the Belgian Royal Decree of 27 April 2007 regarding public takeover bids.

“Affiliate” means, when used with respect to a person or entity, any person, corporation, partnership, or other entity that controls, is controlled by or is under common control with such person or entity, for so long as such control exists, regardless of whether such person or entity is or becomes an Affiliate on or after the date of the Subscription Agreement. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under the common control with”) means the actual power, either directly

1

or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, or by contract or otherwise.

“Belgian Companies and Associations Code” means the Belgian Companies and Associations Code of 23 March 2019, as amended from time to time, and the rules and regulations promulgated thereunder.

“Belgian Companies Code” means the Belgian Companies Code of 7 May 1999, as amended from time to time, and the rules and regulations promulgated thereunder.

“Business Day” means a day other than (a) a Saturday or a Sunday, (b) a bank or other public holiday in California, United States, (c) a bank or other public holiday in Brussels, Belgium, (d) a bank or other public holiday in Ireland or (e) the period commencing on December 25th and ending on January 1st (inclusive).

“Company” means Galapagos NV/SA, a corporation (naamloze vennootschap / société anonyme) organized and existing under the laws of Belgium, with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, and registered with the Register of Legal Persons under enterprise number 0466.460.429 (Antwerp, division Mechelen).

“Conditions” means the present terms and conditions of the Warrants.

“Equity Security” means (a) any Share, and (b) any other security, financial instrument, certificate and other right (including options, futures, swaps and other derivatives) issued or, with respect to options, futures, swaps and other derivatives, contracted by the Company and representing, being exercisable, convertible or exchangeable into or for, or otherwise providing a right to acquire, directly or indirectly, any of the Equity Securities referred to in (a).

“Exercise Account” has the meaning as defined in Article 7.2(b).

“Exercise Date” has the meaning as defined in Article 7.1(b).

“Exercise Notice” has the meaning as defined in Article 7.1(a).

“Exercise Price” means the exercise price of the Warrant, per Share that shall be subscribed for upon an exercise of the Warrant in relation to such Shares, as determined pursuant to Article 5.

“Expiry Date” has the meaning as defined in Article 3(a).

“Gilead Warrant” means each of the Initial Gilead Warrants and Subsequent Gilead Warrant B.

“Initial Gilead Warrant” means each of the warrants (inschrijvingsrechten or warrants / droits de souscription) issued by the Company on the Issue Date to the Investor, and named, respectively, the “Initial Gilead Warrant A” and “Initial Gilead Warrant B”.

“Investor” means Gilead Therapeutics A1 Unlimited Company, an unlimited liability company formed under the laws of Ireland, registered with Ireland’s Companies Registration Office under number 615395.

“Issue Date” means the date on which the Warrant has been issued by the extraordinary general shareholders’ meeting of the Company, i.e. [date].

“Notice” has the meaning given to it in Article 10.6.

2

“Option, License and Collaboration Agreement” means the option, license and collaboration agreement, dated 14 July 2019, by and between the Company and the Parent Investor.

“Parent Investor” means Gilead Sciences, Inc., a corporation incorporated under the laws of Delaware.

“Reference Date” means 23 August 2019, being the date on which the Subscription Shares were issued by the Company and were subscribed for by the Investor pursuant to the Subscription Agreement.

“Reference Exercise Price” means a price, per Share subscribed for upon an exercise of the Warrant in relation to such Shares, that shall be equal to EUR 140.59, being the issue price, on a per Share basis, that was paid by the Investor with respect to the Subscription Shares that were issued to the Investor on the Reference Date pursuant to the Subscription Agreement.

“Share” means any share (aandeel / action) outstanding from time to time representing the Company’s share capital.

“Share Reorganisation” has the meaning given to it in Article 8.2(a).

“Subscription Agreement” means the subscription agreement, dated 14 July 2019, by and between the Company and the Investor, in relation to the subscription by the Investor for the Subscription Shares and the Initial Gilead Warrants and Subsequent Gilead Warrant B.

“Subscription Shares” means the 6,828,985 Shares that were issued by the Company and subscribed for by the Investor on the Reference Date pursuant to the Subscription Agreement.

“Subsequent Gilead Warrant B” means the warrant (inschrijvingsrecht or warrant / droit de souscription), named “Subsequent Gilead Warrant B” to be issued by the Company to the Investor pursuant to the Subscription Agreement.

“Succession Transaction” has the meaning given to it in Article 8.3(a).

“Successor Company” has the meaning given to it in Article 8.3(a).

“Term” means the term of the Warrant as referred to in Article 3.

“Warrant” means the Initial Gilead Warrant, named “Initial Gilead Warrant A.

“Warrant Limit” has the meaning given to it in Article 4.1(a).

1.2.	Headings

Headings and the table of contents used in these Conditions are for convenience purposes only and shall not affect the construction or interpretation of these Conditions.

1.3.	Meaning of references

Unless the context does not so permit, or save where specifically indicated otherwise:

(a)	references to Articles are to Articles in these Conditions, and references to sub-Articles or paragraphs are to sub-Articles or paragraphs of the Article in which such references appear;

3

(b)

the words “herein”, “hereof”, “hereunder”, “hereby”, “hereto”, “herewith” and words of similar import shall refer to these Conditions as a whole and not to any particular Article, paragraph or other subdivision;

(c)

references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation, and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(d)	any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form but, for the avoidance of doubt, shall not include e-mail;

(e)

references to any statute, regulation or statutory provision shall be deemed to include reference to any statute, regulation or statutory instrument which amends, extends, consolidates or replaces the same (or shall have done so) and to any other regulation, statutory instrument or other subordinate legislation made thereunder or pursuant thereto, provided that no such reference shall include any amendment, extension or replacement of the same with retrospective effect;

(f)

all periods of time set out herein shall be calculated from midnight to midnight local time in Brussels, Belgium. They shall start on the day following the day on which the event triggering the relevant period of time has occurred. The expiration date shall be included in the period of time. If the expiration date is not a Business Day, it shall be postponed until the next Business Day. Unless otherwise provided herein, all periods of time shall be calculated in calendar days. All periods of time consisting of a number of months (or years) shall be calculated from the day in the month (or year) when the triggering event has occurred until the eve of the same day in the following month(s) (or year(s)) (“van de zoveelste tot de dag vóór de zoveelste” / “de quantième à veille de quantième”).

1.4.	Fractional value of Shares

For the purpose of these Conditions, the fractional value (fractiewaarde / pair comptable) of the Company’s Shares from time to time shall be determined as a fraction, (a) the numerator of which is the amount of the Company’s share capital at that time, and (b) the denominator of which is the aggregate number of actually issued and outstanding Shares of the Company at that time.

1.5.	Language

The Conditions were drawn up in English, after which a Dutch translation was prepared. In the case of discrepancies between the English and the Dutch version, the English version shall prevail between the parties hereto to the fullest extent possible and permitted by Belgian law. Notwithstanding the foregoing, Belgian legal concepts which are expressed in English language terms, are to be interpreted in accordance with the Belgian legal terms to which they refer, and the use herein of Dutch and/or French words in these Conditions as translation for certain words or concepts shall be conclusive in the determination of the relevant legal concept under Belgian law of the words or concepts that are so translated herein.

4

2.	ISSUANCE, NATURE AND FORM OF THE WARRANT

2.1.	Issuance and nature

(a)

The Warrant has been issued, without any additional consideration being due by the Investor or any of its Affiliates, pursuant to a resolution of the extraordinary general shareholders’ meeting of the Company held on the Issue Date, with dis-application of the statutory preferential subscription rights of the shareholders of the Company for the benefit of the Investor.

(b)

Subject to, and in accordance with, the terms and conditions set forth in these Conditions, the Warrant confers the right (but not the obligation) on the holder thereof to subscribe, upon any exercise of the Warrant, for a number of new Shares to be issued by the Company.

(c)

Except as otherwise provided under Belgian law, the holder of the Warrant is no shareholder of the Company solely by virtue of holding the Warrant, and therefore does not have the rights of a shareholder in relation to the Shares to be issued or delivered to the holder of the Warrant upon an exercise of the Warrant until the exercise of the Warrant and the issue or delivery of the relevant Shares.

2.2.	Registered form

The Warrant is in registered form. In accordance with applicable law, the Warrant is recorded in a warrant register book, which is kept at the registered office of the Company. The Warrant cannot be converted into a bearer instrument or in dematerialized form.

2.3.	Transferability of the Warrant

The Warrant shall be transferrable in the same manner and in accordance with the same rules as those that apply (mutatis mutandis) to the Subscription Shares pursuant to the Subscription Agreement. Transfers of the Warrant that do not comply with this Article 2.3 are not enforceable vis-à-vis the Company.

2.4.	No listing of the Warrant

The Warrant shall not be listed at any time on a securities exchange, regulated market or similar securities market.

3.	TERM OF THE WARRANT

(a)	The Warrant has a term (the “Term”) starting as of the Issue Date and ending on 11:59 p.m. on the date which falls one (1) year after the Issue Date (the “Expiry Date”).

(b)	The Warrant automatically lapses and becomes invalid (vervallen) by operation of law on 11:59 p.m. of the Expiry Date.

(c)	Subject to and in accordance with the terms and conditions set forth in these Conditions, the Warrant can be exercised at one or several occasions at any time during the Term.

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4.	SHARES

4.1.	Number of Shares issuable upon an exercise of the Warrant

(a)

Subject to the terms and conditions set forth in these Conditions, the Warrant entitles the holder thereof to subscribe, during the entire Term of the Warrant, upon each exercise of the Warrant, for a maximum number of Shares (the “Warrant Limit”) that is, in the aggregate with respect to each exercise of the Warrant, sufficient to bring the number of Shares owned by the Investor, the Parent Investor and any of their Affiliates to 25.1% of the actually issued and outstanding Shares immediately after the issue of the Shares that are to be issued upon the relevant exercise of the Warrant (rounded down to the nearest whole Share).

(b)

Notwithstanding the provisions of paragraph (a), if and as long as the person or entity exercising the Warrant is not the Investor, the Parent Investor or an Affiliate of the Investor or Parent Investor, the Warrant Limit shall be equal to one (1) Share. The provisions of paragraph (a) of this Article 4.1 will again apply when the person or entity exercising the Warrant is the Investor, the Parent Investor or any Affiliate of the Investor and the Parent Investor.

(c)

The Warrant can be exercised at one or several occasions during the entire Term, but not more than once per period of three (3) months; provided that such limitation on the frequency of exercising the Warrant shall not apply within a given three (3) month period in which there has been already an exercise of the Warrant to the extent that within such three (3) month period there has been a material development regarding the Company or the trading of Shares or if the Company or any other person or entity (other than the Investor, the Parent Investor, any of the Affiliates of the Investor or Parent Investor, or any party Acting in Concert with the Investor, the Parent Investor or any Affiliate of the Investor or the Parent Investor) provides notice that it intends to convene, requests to convene, or convenes, a meeting of shareholders. On each occasion the Warrant is exercised, the number of Shares that the holder of the Warrant will be entitled to subscribe for, will, in the aggregate with respect to such exercise of the Warrant, be limited to the then applicable Warrant Limit. The Warrant shall remain outstanding for the remaining duration of the Term even if exercised for a number of Shares that is equal to the then applicable Warrant Limit.

(d)	The Warrant can only be exercised for a whole number of Shares, and not with respect to fractions of Shares.

4.2.	Nature and form of the Shares

(a)

Each new Share to be issued by the Company upon each exercise of the Warrant shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding Shares at the moment of their issue and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issue.

(b)

Notwithstanding any other provision of these Conditions, upon each exercise of the Warrant, the Company shall have the right, to be determined by it in its discretion, to deliver a number of existing Shares in lieu of (all or a portion of) the new Shares that would otherwise need to be issued upon such exercise of the Warrant, provided that (i) such existing Shares confer the rights referred to in paragraph (a) and (ii) the delivery of such number of existing Shares (together with any new Shares issued upon such exercise of the Warrant) results in the Investor, the Parent Investor and any

6

of their Affiliates owning the same percentage of Shares of the actually issued and outstanding Shares of the Company immediately after the issue of the Shares that had to be issued upon such exercise of the Warrant, rounded down to the nearest whole Share, that they would otherwise own if only new Shares were to have been issued upon such exercise of the Warrant. The holder of the Warrant cannot be obliged to pay a price per Share for the delivery of existing Shares that is higher than the applicable Exercise Price.

(c)	The Shares to be delivered upon each exercise of the Warrant shall be delivered in registered form.

4.3.	Listing of the Shares

If the admission of the Shares that are to be issued upon an exercise of the Warrant to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam (and such other regulated markets on which the Company’s Shares will be trading at that time) legally requires a listing prospectus, the Company shall use reasonable efforts to obtain such admission within ninety (90) days following the issue of such Shares. In such event, the effective admission to listing will be subject to regulatory approval of the listing prospectus.

If the admission of the Shares that are to be issued upon an exercise of the Warrant to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam (and such other regulated markets on which the Company’s Shares will be trading at that time) does not legally require a listing prospectus, the Company shall cause such admission as soon as practicable after the issue of such Shares, and in any event no later than five (5) Business Days after the issue of such Shares.

5.	EXERCISE PRICE

The Exercise Price of the Warrant shall, per Share that shall be subscribed for upon an exercise of the Warrant in relation to such Shares, be equal to the Reference Exercise Price.

6.	SPECIFIC CONDITIONS

(a)

Upon subscription for the Warrant and when exercising the Warrant, the holder of the Warrant will comply with (i) the Belgian Act of 2 May 2007 regarding the disclosure of important participations in issuers of which shares are admitted to trading on a regulated market and miscellaneous provisions as amended from time to time, and the rules and regulations promulgated thereunder, and (ii) insider trading and/or dealings or transactions in the securities of the Company, including notably Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC, and the relevant regulations, directives and other rules promulgated thereunder, as well as similar rules and regulations elsewhere in other jurisdictions.

(b)

During the Term, the Investor shall, upon written request from the Company, provide the Company within five (5) Business Days, the aggregate number of Equity Securities owned by the Investor, the Parent Investor and their Affiliates to the extent calculable (it being understood that the Warrants can be described without calculating a number of shares issuable thereunder). During the Term, the Company shall provide the Investor with notice of any exercise or conversion of any options, warrants, convertible securities or other right to acquire, directly or indirectly, any of the new shares of the Company by any person or entity (other than the Investor, the Parent Investor and their Affiliates) within five (5) Business Days after such exercise or conversion.

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7.	EXERCISE OF THE WARRANT

7.1.	Exercise Notice

(a)

The Warrant can only be exercised by means of a written notice to the Company (the “Exercise Notice”). The Exercise Notice must be served on the Company in accordance with the provisions of Article 10.6.

(b)

The date on which the Exercise Notice with respect to a specific exercise of the Warrant shall have been served (or be deemed served) on the Company pursuant to Article 10.6 shall be the exercise date of the Warrant with respect to that exercise (the “Exercise Date”).

(c)

The Exercise Notice must state (i) the number of Shares with respect to which the Warrant is exercised at that occasion, and (ii) the applicable aggregate Exercise Price, as determined in accordance with the provisions of these Conditions. The Exercise Date should fall within the Term.

(d)

If the number of Shares with respect to which the Warrant is exercised as indicated in the Exercise Notice exceeds the then applicable Warrant Limit, the Warrant shall be deemed exercised with respect to the number of Shares just below the then applicable Warrant Limit only. The Company shall as soon as practical, and in any event before the expiry of the term within which the relevant Shares are to be issued to the holder of the Warrant pursuant to Article 7.3 of these Conditions, notify the holder of the Warrant thereof in accordance with the provisions of Article 10.6, which notification shall include the reasoned calculation of the then applicable Warrant Limit.

(e)

Upon receipt of the Exercise Notice, the Company may request the holder of the Warrant in writing to provide to the Company with such further declarations and documents, which are necessary to comply with all applicable legal and regulatory provisions in connection with the exercise of the Warrant and the issue or delivery of the Shares resulting therefrom, including pursuant to Article 6(b) of these Conditions.

7.2.	Payment of the Exercise Price

(a)	Upon each exercise of the Warrant, the applicable aggregate Exercise Price must be paid by means of a payment in cash.

(b)	The aggregate Exercise Price shall be paid to the Euro-denominated blocked account in the Company’s name with KBC Bank NV (IBAN BE41 7330 0933 9110, BIC: KREDBEBB) (the “Exercise Account”).

(c)	The amount of the applicable aggregate Exercise Price must be paid by means of a wire transfer of such amount in immediately available funds in euro to the Exercise Account.

(d)

If the applicable aggregate Exercise Price is not paid in accordance with paragraph (c) within a term of ten (10) Business Days following the date on which the Company shall have notified the holder of the Warrant of the details of the Exercise Account in accordance with paragraph (b), the Warrant shall be deemed not to have been exercised, without prejudice to the right of the holder of the Warrant to exercise the Warrant at later occasions until the Expiry Date subject to and in accordance with the terms and conditions set forth in these Conditions.

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7.3.	Issue and delivery of the Shares

(a)

The Company shall only be obliged to issue Shares upon an exercise of the Warrant provided that (i) the relevant Exercise Notice has been made in accordance with Article 7.1, and (ii) the applicable aggregate Exercise Price has been paid in accordance with the provisions of Article 7.2. Subject to the foregoing, the Company shall issue or deliver the relevant Shares as soon as practicable, but in any event no later than the later of (x) six (6) calendar days after the Exercise Date, and (y) the day other than (a) a Saturday or a Sunday or (b) a bank or other public holiday in Belgium following the receipt of the applicable aggregate Exercise Price on the Exercise Account.

(b)

The Company shall take all steps and carry out all formalities that shall be required by virtue of these Conditions, the Company’s articles of association and applicable law in order to issue the new Shares upon an exercise of the Warrant (without prejudice, however, to the right of the Company to deliver existing Shares in accordance with the provisions of Article 4.2(b)).

(c)

In accordance with applicable law, upon each exercise of the Warrant, the capital increase and issue of new Shares resulting therefrom (as relevant) shall be formally recorded before a notary public by one authorised representative of the Company.

7.4.	Allocation of the Exercise Price

(a)

Each time upon an exercise of the Warrant and the issue of new Shares pursuant to these Conditions, the applicable aggregate Exercise Price shall be allocated to the share capital of the Company. If the applicable Exercise Price per Share issued is greater than the fractional value of the existing Shares immediately prior to the capital increase, then the applicable aggregate Exercise Price shall be allocated in such a manner that per Share issued (i) a part of the applicable aggregate Exercise Price equal to the fractional value of the existing Shares immediately prior to the capital increase shall be booked as share capital, and (ii) the balance of the applicable aggregate Exercise Price shall be booked as issue premium. Such issue premium shall be accounted for on the liabilities side of the Company’s balance sheet as net equity. The account on which the issue premium shall be booked shall, like the share capital, serve as the guarantee for third parties and, save for the possibility of a capitalisation of those reserves, can only be reduced on the basis of a valid resolution of the general shareholders’ meeting passed in the manner required for an amendment to the Company’s articles of association.

(b)	Following the issue of new Shares and the capital increase resulting therefrom, each of the Shares (existing and new) shall represent the same fraction of the Company’s share capital.

8.	ADJUSTMENTS

8.1.	General

(a)

Notwithstanding Article 501, paragraph 1 of the Belgian Companies Code (or its successor provision Article 7:71, §1 under the Belgian Companies and Associations Code), and with the exception of the issue of any Shares with a different fractional value (fractiewaarde) than the then existing Shares or with a par value (nominale

9

waarde), of any securities with voting rights other than Shares or of any Equity Securities in relation to any Shares with a different fractional value (fractiewaarde) than the then existing Shares or with a par value (nominale waarde) or any securities with voting rights other than Shares and any reclassification of existing Shares (which shall not be permitted pursuant to this Article 8.1(a), the Company may proceed with all actions that it deems appropriate in relation to its capital, its articles of association, its financial condition, even if such actions lead to a reduction of the benefits allocated to the Warrant, including but not limited to, mergers or acquisitions, capital increases or reductions (including those subject to conditions precedent), the incorporation of reserves into the capital with or without the issue of new Shares, the issue of dividends or other distributions, the issue of other Equity Securities and the amendment of arrangements or provisions relating to the distribution of profits or liquidation proceeds, provided, however, that (i) the terms of the Warrant may not be amended without Investor’s written consent, and (ii) that Shares issued or issuable under the Warrant shall not be treated differently (had they already been issued at that time) than other Shares already issued. If the rights of the holder of the Warrant are affected by an action or transaction permitted by the immediately preceding sentence, the holder of the Warrant will not be entitled to a change of the Exercise Price, the Reference Exercise Price or the Warrant Limit, an amendment to the Conditions or any other form of compensation (financial or otherwise) unless (i) specifically provided for in Articles 8.2 and 8.3 of these Conditions and/or (ii) such action or transaction was undertaken with the primary purpose of adversely affecting the rights or value of the Warrant.

(b)	The provisions of this Article 8 are without prejudice to the provisions of the Subscription Agreement (such as the anti-dilution protection).

8.2.	Adjustments for Share Reorganisations

(a)

If at any time as of the Issue Date up to the Expiry Date there is a change of the fractional value of the Shares as a result of a consolidation (or reverse stock split), a subdivision (or stock split) or otherwise, in each such case without increase or reduction of the Company’s share capital (each such transaction a “Share Reorganisation”), the Warrant Limit shall not be affected (since it is expressed as a percentage of the actually issued and outstanding Shares). In addition, the Exercise Price of the Warrant (i.e. on a per Share basis) shall be divided by a fraction, (A) the numerator of which is equal to the fractional value of the outstanding Shares of the Company immediately before to the Share Reorganisation, and (B) the denominator of which is equal to the fractional value of the outstanding Shares of the Company immediately after the Share Reorganisation.

(b)

Any adjustment made pursuant to paragraph (a) of this Article 8.2 shall become effective immediately after the effective date of the relevant Share Reorganisation that gives rise to such adjustment. The Company shall notify the holder of the Warrant of such adjustment by written notice as soon as practicable after the effective date of the Share Reorganisation concerned.

8.3.	Adjustments for mergers and de-mergers

(a)

If at any time as of the Issue Date up to the Expiry Date there is a merger (fusie / fusion) of the Company with or into another legal person or entity whereby the Company is not the surviving entity or a de-merger (splitsing / scission) in whole or in part, whereby in each of these cases the Shares of the Company are exchanged into, or the shareholders of the Company receive, shares, other securities, cash or

10

other property of one or more other legal persons or entities (each such legal person or entity a “Successor Company”) as a result of such merger or de-merger (each such transaction a “Succession Transaction”), then the Warrant shall be replaced by (or, if the Company survives, to the holder of the Warrant shall be issued) one or more warrants to be issued by each of the respective Successor Companies that give right to such respective shares, other securities, cash or other property that the holder of the Warrant concerned had been entitled to receive if the Warrant had been exercised in full up to the Warrant Limit immediately before to the occurrence of the Succession Transaction concerned but after giving effect to dilution upon the exercise or conversion of all rights to acquire Shares that are exercised or converted in connection with such transaction. The number of warrants to be so issued in replacement of the Warrant (or, if the Company survives, to be so issued), as well as the terms and conditions of such warrants (including the Exercise Price and the Warrant Limit) will need to be, as a whole, equivalent to the terms and conditions of the Warrant and have economically substantially the same effect for the holder of the Warrant concerned.

(b)

An adjustment made pursuant to paragraph (a) of this Article 8.3 shall become effective upon, and subject to, the completion of the Succession Transaction that gives rise to such adjustment. The Company (or the respective Successor Companies, as the case may be) shall notify the holder of the Warrant of such adjustment as soon as practicable after the completion of the Succession Transaction concerned.

(c)

In the case of any merger or de-merger of the Company as contemplated by paragraph (a) of this Article 8.3, the Company must procure that the successor or acquiring persons or entities shall expressly assume the due observance and performance of the covenants and obligations set out in the Conditions.

9.	REPRESENTATIONS AND WARRANTIES

9.1.	Representations and Warranties of the Company

Upon each exercise of the Warrant, the Company shall be deemed to represent and warrant to the holder of the Warrant on the date of the issue or delivery of the Shares to be issued or delivered by the Company upon such exercise of the Warrant:

(a)

Incorporation. It is duly incorporated and validly existing and in good standing under the laws of Belgium, with full power and authority to conduct its business and is not in violation of any of the provisions of its organisational documents.

(b)

Validity of Shares and Absence of Breach. Each Share to be issued or delivered by the Company upon such exercise of the Warrant, and, with respect to new Shares only, as of when issued and paid for in accordance with these Conditions, are validly and duly issued and fully paid ordinary shares of the Company in accordance with the applicable provisions of the Company’s organisational documents and Belgian law, having the same fractional value (fractiewaarde) as the then existing Shares, and free and clear of all liens, pledges, encumbrances, mortgages, security interests, or easement or transfer restrictions of any nature whatsoever (other than those that find their origin solely with the holder of the Warrant and save for the transfer restrictions referred to in the Subscription Agreement, as the case may be). The issue or delivery of the Shares to be issued or delivered by the Company upon such exercise of the Warrant will not result in a breach of, default under any material agreement to which the Company is a party or the Company’s organisational documents or any law, regulation or stock exchange rule, or give rise to the activation of any material rights of third parties under any agreement, law, rule or regulation binding on the Company or any of its subsidiaries.

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(c)

Consents. All necessary consents, authorisations, notification, actions or things required to be taken, fulfilled or done under Belgian law or any of the Antitrust Laws (as defined in the Option, License and Collaboration Agreement) (including, without limitation, the obtaining of any consent or license or the making of any filing or registration) for the issue or delivery of the Shares to be issued or delivered by the Company upon such exercise of the Warrant, the actions contemplated by these Conditions and the Warrant or the compliance by the Company with the terms of these Conditions and the Warrant will, save as otherwise set forth in these Conditions in Article 4.3, be in full force and effect.

(d)

Brokers and Finders. No person will have, as a result of the exercise of the Warrant, any right, interest or claim against or upon the holder of the Warrant for any commission, fee or other compensation relating to the Shares to be issued or delivered by the Company upon such exercise of the Warrant.

9.2.	Representations and Warranties of the holder of the Warrant

Upon each exercise of the Warrant, the holder of the Warrant shall be deemed to represent and warrant to the Company on the date of the issue or delivery of the Shares to be issued or delivered by the Company upon such exercise of the Warrant:

(a)

Incorporation. It is duly incorporated and validly existing and in good standing under the laws of its jurisdiction of incorporation, with full power and authority to conduct its business and is not in violation of any of the provisions of its organisational documents.

(b)

Consents. All necessary consents, authorisations, notification, actions or things required to be taken, fulfilled or done under the law applicable to its jurisdiction of organisation or incorporation, or any of the Antitrust Laws (as defined in the Option, License and Collaboration Agreement) (including, without limitation, the obtaining of any consent or license or the making of any filing or registration) for the exercise of the Warrant, the actions contemplated by these Conditions and the Warrant or the compliance by the Warrant holder with the terms of these Conditions and the Warrant will, save as otherwise set forth in those Conditions in Article 4.3, be in full force and effect.

(c)

Information. Without taking into account the Warrants or the shares issuable (but not yet issued) thereunder, except to give effect to the issue and delivery of the Shares to be issued or delivered by the Company to the Investor upon the particular exercise of the Warrant that occurs on the date that this representation and warranty is made, the Investor, the Parent Investor, and their respective Affiliates do not, directly or indirectly, own, or have the right to acquire, voting securities of the Company in excess of the Warrant Limit (assuming the exercise, conversion or exchange of any Equity Securities (other than the Warrants except as described in this Article 9.2(c)) held by any of them at that time that are exercisable, convertible or exchangeable into or for shares of the Company at that time) (the resulting number of securities rounded down).

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10.	MISCELLANEOUS

10.1.	Binding nature of the Conditions

In the case of subscription for the Warrant, the subscriber shall be bound by, and deemed to have accepted, the present Conditions. In the event of a transfer of the Warrant (or any right thereto), the acquirer or transferee shall be bound by, and deemed to have accepted, the present Conditions.

10.2.	Severability

Whenever possible, the provisions of the Conditions shall be interpreted in such a manner that they are valid and enforceable under the applicable legislation.

If any provision in these Conditions is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, then such provision or part of it shall be deemed not to form part of these Conditions, and the legality, validity or enforceability of the remainder of these Conditions shall not be affected.

In that event, the illegal, invalid or non-enforceable provision or part thereof is automatically replaced with the legal, valid and enforceable provision that is the closest to the original provision or part thereof as regards content, bearing and intention.

10.3.	Specific Enforcement

Notwithstanding anything in these Conditions to the contrary, nothing in these Conditions shall in any way limit the ability of the Company and the holder of the Warrant to seek or obtain from any court of competent jurisdiction any remedies available at law or in equity (including injunctive relief) to enforce any covenant or agreement of the holder of the Warrant respectively the Company hereunder.

10.4.	Costs and expenses

The Company shall pay any stamp, issue, registration, documentary or other taxes and duties, including interest and penalties, payable in Belgium on or in connection with the issue or delivery of the Shares upon each exercise of the Warrant. The Company shall also pay all costs associated with the listing of the relevant Shares on the regulated markets of Euronext Brussels and Amsterdam (and such other regulated markets on which the Company’s Shares will be trading at that time).

10.5.	Governing law and jurisdiction

The Conditions and the Warrant and any non-contractual obligations arising out of or in connection with each of them are governed by, and are to be construed in accordance with, Belgian law.

Any dispute, controversy, difference or claim which may arise between the Company and the holder of the Warrant out of or in relation to or in connection with the Conditions or the Warrant (including arising out of or relating to the validity, construction, interpretation, enforceability, breach, performance, application, exercise, expiry or termination of the Conditions or the Warrant), shall be settled by binding arbitration in accordance with the applicable rules of the International Chamber of Commerce (“ICC Rules”) by three (3) arbitrators, one chosen by the holder of the Warrant, one chosen by the Company and the third chosen by mutual agreement of the first two, and otherwise in accordance with the ICC Rules. The arbitrators shall have significant experience and shall have expertise in Belgian corporate law. Each of the Company and the holder of the Warrant may refer such dispute to

13

arbitration by submitting a written notice of such request to the holder of the Warrant respectively the Company. The place of arbitration shall be New York and the language (including all testimony, evidence and written documentation) shall be English. The arbitrators shall establish procedures to facilitate and complete such arbitration as soon and efficiently as practicable. Unless the arbitrators expressly determine otherwise, neither the Company nor the holder of the Warrant shall be required to give general discovery of documents, but may be required only to produce specific, identified documents that are relevant to the dispute. Each of the Company and the holder of the Warrant shall have the right to be represented by counsel. Any judgment or award rendered by the arbitrators shall be final and binding on the Company and the holder of the Warrant, and shall be governed by the terms and conditions hereof and the limitation on damages set forth in Article 13 of the Subscription Agreement. The parties hereto agree that such a judgment or award may be enforced in any court of competent jurisdiction. The statute of limitations of Belgian law applicable to the commencement of a lawsuit shall apply to the commencement of arbitration. The arbitrators shall determine the allocation of costs and expenses and attorneys’ fees in the arbitration to be borne by each of the Company and the holder of the Warrant. All proceedings and decisions of the arbitrators shall be deemed Confidential Information (as set out in the Subscription Agreement) of each of the Company and the holder of the Warrant, and shall be subject to Article 13 of the Option, License and Collaboration Agreement.

10.6.	Notices

Any notice, notification, demand or other communication (“notice”) to be given under these Conditions shall be in writing, shall specifically refer to these Conditions, and shall be addressed to the appropriate party at the address specified below or such other address as may be specified by such party in writing in accordance with this Article 10.6, and shall be deemed to have been given for all purposes (i) when received, if hand-delivered, sent by a reputable international expedited delivery service or sent by facsimile (with transmission confirmed), or (ii) five (5) Business Days after mailing, if mailed by first class certified or registered mail, postage prepaid, return receipt requested. Any notice delivered by facsimile shall be confirmed by a hard copy delivered by a reputable international expedited delivery service as soon as practicable thereafter. The current details for notices are:

(a)

if to the Company: the address of the Company’s registered office, with the notice made for the attention of the General Counsel of the Company, or the address for notices to the Company pursuant to the Subscription Agreement.

(b)	if to the holder of the Warrant: to such holder’s address as set out in the warrant register book, or the address for notices to such party (as the case may be) pursuant to the Subscription Agreement.

*         *         *

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English translation for information purposes only

Annex 2

Terms and Conditions of the Initial Warrant B

Annex to Special report (Art. 583-596-598 BCC)

INITIAL GILEAD WARRANT B

– issued by –

GALAPAGOS NV

– dated –

[date] 2019

i

GALAPAGOS NV

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen (Belgium)

Register of Legal Persons VAT BE 0466.460.429 (Antwerp, division Mechelen)

INITIAL GILEAD WARRANT B

RECITALS

On 14 July 2019, Galapagos NV (hereafter further referred to as the “Company”), entered into a Subscription Agreement (as defined below) with Gilead Therapeutics A1 Unlimited Company (hereafter further referred to as the “Investor”). The Investor is an indirect wholly-owned subsidiary of Gilead Sciences, Inc. (hereafter further referred to as the “Parent Investor”), a U.S. corporation listed on the NASDAQ Stock Market and a research-based biopharmaceutical company focused on the discovery, development, and commercialisation of innovative medicines. Simultaneously with the execution of the Subscription Agreement, the Company and the Parent Investor also entered into an Option, License and Collaboration Agreement (as defined below). Pursuant to the Option, License and Collaboration Agreement, the Company agreed to discover, research, and develop molecules and products, and Parent Investor agreed to have an option to participate in the development and commercialisation of molecules and products, in each case, on the terms and conditions set forth in such agreement. Pursuant to the Subscription Agreement, the Investor agreed to make an investment into the share capital of the Company. The investment was effected on 23 August 2019. As part of the overall agreement between the Company, the Investor and the Parent Investor, the Subscription Agreement also provided for the issuance to the Investor of a number of warrants. The present terms and conditions (hereinafter referred to as the “Conditions”) contain the issue and exercise conditions of the Initial Gilead Warrant B issued by the Company, as contemplated by the Subscription Agreement. The issue of the Warrants is exclusively reserved to the Investor, in consideration of the subscription for shares and entry into the collaboration contemplated by the agreements referred to above.

1.	CERTAIN DEFINITIONS AND INTERPRETATION

1.1.	Certain definitions

In these Conditions, the following words and expressions that are not defined elsewhere in these Conditions shall have the following meanings, save where the context requires otherwise:

“Acting in Concert” means, when used in relation to a person or entity, acting in concert (in onderling overleg handelende personen / personnes agissant de concert) in the sense of Article 3, §1, 5° of the Belgian Act of 1 April 2007 regarding public takeover bids, or Article 1, §2, 5° of the Belgian Royal Decree of 27 April 2007 regarding public takeover bids.

“Affiliate” means, when used with respect to a person or entity, any person, corporation, partnership, or other entity that controls, is controlled by or is under common control with such person or entity, for so long as such control exists, regardless of whether such person or entity is or becomes an Affiliate on or after the date of the Subscription Agreement. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under the common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, or by contract or otherwise.

“Belgian Companies and Associations Code” means the Belgian Companies and Associations Code of 23 March 2019, as amended from time to time, and the rules and regulations promulgated thereunder.

“Belgian Companies Code” means the Belgian Companies Code of 7 May 1999, as amended from time to time, and the rules and regulations promulgated thereunder.

“Business Day” means a day other than (a) a Saturday or a Sunday, (b) a bank or other public holiday in California, United States, (c) a bank or other public holiday in Brussels, Belgium, (d) a bank or other public holiday in Ireland or (e) the period commencing on December 25th and ending on January 1st (inclusive).

“Company” means Galapagos NV/SA, a corporation (naamloze vennootschap / société anonyme) organized and existing under the laws of Belgium, with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, and registered with the Register of Legal Persons under enterprise number 0466.460.429 (Antwerp, division Mechelen).

“Conditions” means the present terms and conditions of the Warrants.

“Equity Security” means (a) any Share, and (b) any other security, financial instrument, certificate and other right (including options, futures, swaps and other derivatives) issued or, with respect to options, futures, swaps and other derivatives, contracted by the Company and representing, being exercisable, convertible or exchangeable into or for, or otherwise providing a right to acquire, directly or indirectly, any of the Equity Securities referred to in (a).

“Exercise Account” has the meaning as defined in Article 7.2(b).

“Exercise Date” has the meaning as defined in Article 7.1(b).

“Exercise Notice” has the meaning as defined in Article 7.1(a).

“Exercise Price” means the exercise price of the Warrant, per Share that shall be subscribed for upon an exercise of the Warrant in relation to such Shares, as determined pursuant to Article 5.

“Expiry Date” has the meaning as defined in Article 3(a).

“Gilead Warrant” means each of the Initial Gilead Warrants and Subsequent Gilead Warrant B.

“Initial Gilead Warrant” means each of the warrants (inschrijvingsrechten or warrants / droits de souscription) issued by the Company on the Issue Date to the Investor, and named, respectively, the “Initial Gilead Warrant A” and “Initial Gilead Warrant B”.

“Investor” means Gilead Therapeutics A1 Unlimited Company, an unlimited liability company formed under the laws of Ireland, registered with Ireland’s Companies Registration Office under number 615395.

“Issue Date” means the date on which the Warrant has been issued by the extraordinary general shareholders’ meeting of the Company, i. e. [date].

“Notice” has the meaning given to it in Article 10.6.

“Option, License and Collaboration Agreement” means the option, license and collaboration agreement, dated 14 July 2019, by and between the Company and the Parent Investor.

“Parent Investor” means Gilead Sciences, Inc., a corporation incorporated under the laws of Delaware.

“Reference Date” means 23 August 2019, being the date on which the Subscription Shares were issued by the Company and were subscribed for by the Investor pursuant to the Subscription Agreement.

“Reference Exercise Price” means a price, per Share subscribed for upon an exercise of the Warrant in relation to such Shares, that shall be equal to the greater of (i) 120% multiplied by the arithmetic mean of the daily volume weighted average trading price of the Company’s Shares as traded on Euronext Brussels and Euronext Amsterdam (or such other regulated markets on which the Company’s Shares will be trading at that time) on each of the trading days during the period of 30 calendar days ending on the calendar day immediately preceding the date of the Exercise Notice with respect to such exercise, and (ii) EUR 140.59, being the issue price, on a per Share basis, that was paid by the Investor with respect to the Subscription Shares that were issued to the Investor on the Reference Date pursuant to the Subscription Agreement.

“Share” means any share (aandeel / action) outstanding from time to time representing the Company’s share capital.

“Share Reorganisation” has the meaning given to it in Article 8.2(a).

“Subscription Agreement” means the subscription agreement, dated 14 July 2019, by and between the Company and the Investor, in relation to the subscription by the Investor for the Subscription Shares and the Initial Gilead Warrants and Subsequent Gilead Warrant B.

“Subscription Shares” means the 6,828,985 Shares that were issued by the Company and subscribed for by the Investor on the Reference Date pursuant to the Subscription Agreement.

“Subsequent Gilead Warrant B” means the warrant (inschrijvingsrecht or warrant / droit de souscription), named “Subsequent Gilead Warrant B” to be issued by the Company to the Investor pursuant to the Subscription Agreement.

“Succession Transaction” has the meaning given to it in Article 8.3(a).

“Successor Company” has the meaning given to it in Article 8.3(a).

“Term” means the term of the Warrant as referred to in Article 3.

“Warrant” means the Initial Gilead Warrant, named “Initial Gilead Warrant B”.

“Warrant Limit” has the meaning given to it in Article 4.1(a).

1.2.	Headings

Headings and the table of contents used in these Conditions are for convenience purposes only and shall not affect the construction or interpretation of these Conditions.

1.3.	Meaning of references

Unless the context does not so permit, or save where specifically indicated otherwise:

(a)	references to Articles are to Articles in these Conditions, and references to sub-Articles or paragraphs are to sub-Articles or paragraphs of the Article in which such references appear;

(b)

the words “herein”, “hereof”, “hereunder”, “hereby”, “hereto”, “herewith” and words of similar import shall refer to these Conditions as a whole and not to any particular Article, paragraph or other subdivision;

(c)

references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation, and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(d)	any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form but, for the avoidance of doubt, shall not include e-mail;

(e)

references to any statute, regulation or statutory provision shall be deemed to include reference to any statute, regulation or statutory instrument which amends, extends, consolidates or replaces the same (or shall have done so) and to any other regulation, statutory instrument or other subordinate legislation made thereunder or pursuant thereto, provided that no such reference shall include any amendment, extension or replacement of the same with retrospective effect;

(f)

all periods of time set out herein shall be calculated from midnight to midnight local time in Brussels, Belgium. They shall start on the day following the day on which the event triggering the relevant period of time has occurred. The expiration date shall be included in the period of time. If the expiration date is not a Business Day, it shall be postponed until the next Business Day. Unless otherwise provided herein, all periods of time shall be calculated in calendar days. All periods of time consisting of a number of months (or years) shall be calculated from the day in the month (or year) when the triggering event has occurred until the eve of the same day in the following month(s) (or year(s)) (“van de zoveelste tot de dag vóór de zoveelste” / “de quantième à veille de quantième”).

1.4.	Fractional value of Shares

For the purpose of these Conditions, the fractional value (fractiewaarde / pair comptable) of the Company’s Shares from time to time shall be determined as a fraction, (a) the numerator of which is the amount of the Company’s share capital at that time, and (b) the denominator of which is the aggregate number of actually issued and outstanding Shares of the Company at that time.

1.5.	Language

The Conditions were drawn up in English, after which a Dutch translation was prepared. In the case of discrepancies between the English and the Dutch version, the English version shall prevail between the parties hereto to the fullest extent possible and permitted by Belgian law. Notwithstanding the foregoing, Belgian legal concepts which are expressed in English language terms, are to be interpreted in accordance with the Belgian legal terms to which they refer, and the use herein of Dutch and/or French words in these Conditions as translation for certain words or concepts shall be conclusive in the determination of the relevant legal concept under Belgian law of the words or concepts that are so translated herein.

2.	ISSUANCE, NATURE AND FORM OF THE WARRANT

2.1.	Issuance and nature

(a)

The Warrant has been issued, without any additional consideration being due by the Investor or any of its Affiliates, pursuant to a resolution of the extraordinary general shareholders’ meeting of the Company held on the Issue Date, with dis-application of the statutory preferential subscription rights of the shareholders of the Company for the benefit of the Investor.

(b)

Subject to, and in accordance with, the terms and conditions set forth in these Conditions, the Warrant confers the right (but not the obligation) on the holder thereof to subscribe, upon any exercise of the Warrant, for a number of new Shares to be issued by the Company.

(c)

Except as otherwise provided under Belgian law, the holder of the Warrant is no shareholder of the Company solely by virtue of holding the Warrant, and therefore does not have the rights of a shareholder in relation to the Shares to be issued or delivered to the holder of the Warrant upon an exercise of the Warrant until the exercise of the Warrant and the issue or delivery of the relevant Shares.

2.2.	Registered form

The Warrant is in registered form. In accordance with applicable law, the Warrant is recorded in a warrant register book, which is kept at the registered office of the Company. The Warrant cannot be converted into a bearer instrument or in dematerialized form.

2.3.	Transferability of the Warrant

The Warrant shall be transferrable in the same manner and in accordance with the same rules as those that apply (mutatis mutandis) to the Subscription Shares pursuant to the Subscription Agreement. Transfers of the Warrant that do not comply with this Article 2.3 are not enforceable vis-à-vis the Company.

2.4.	No listing of the Warrant

The Warrant shall not be listed at any time on a securities exchange, regulated market or similar securities market.

3.	TERM OF THE WARRANT

(a)	The Warrant has a term (the “Term”) starting as of the Issue Date and ending on 11:59 p.m. on the date which falls five (5) years after the Reference Date (the “Expiry Date”).

(b)	The Warrant automatically lapses and becomes invalid (vervallen) by operation of law on 11:59 p.m. of the Expiry Date.

(c)	Subject to and in accordance with the terms and conditions set forth in these Conditions, the Warrant can be exercised at one or several occasions at any time during the Term.

4.	SHARES

4.1.	Number of Shares issuable upon an exercise of the Warrant

(a)

Subject to the terms and conditions set forth in these Conditions, the Warrant entitles the holder thereof to subscribe, during the entire Term of the Warrant, upon each exercise of the Warrant, for a maximum number of Shares (the “Warrant Limit”) that is, in the aggregate with respect to each exercise of the Warrant, sufficient to bring the number of Shares owned by the Investor, the Parent Investor and any of their Affiliates and any other party Acting in Concert with the Investor, the Parent Investor or any of their Affiliates to 29.9% of the actually issued and outstanding Shares immediately after the issue of the Shares that are to be issued upon the relevant exercise of the Warrant (rounded down to the nearest whole Share).

(b)

Notwithstanding the provisions of paragraph (a), if and as long as the person or entity exercising the Warrant is not the Investor, the Parent Investor or an Affiliate of the Investor or Parent Investor, the Warrant Limit shall be equal to one (1) Share. The provisions of paragraph (a) of this Article 4.1 will again apply when the person or entity exercising the Warrant is the Investor, the Parent Investor or any Affiliate of the Investor and the Parent Investor.

(c)

The Warrant can be exercised at one or several occasions during the entire Term, but not more than once per period of three (3) months; provided that such limitation on the frequency of exercising the Warrant shall not apply within a given three (3) month period in which there has been already an exercise of the Warrant to the extent that within such three (3) month period there has been a material development regarding the Company or the trading of Shares or if the Company or any other person or entity (other than the Investor, the Parent Investor, any of the Affiliates of the Investor or Parent Investor, or any party Acting in Concert with the Investor, the Parent Investor or any Affiliate of the Investor or the Parent Investor) provides notice that it intends to convene, requests to convene, or convenes, a meeting of shareholders. On each occasion the Warrant is exercised, the number of Shares that the holder of the Warrant will be entitled to subscribe for, will, in the aggregate with respect to such exercise of the Warrant, be limited to the then applicable Warrant Limit. The Warrant shall remain outstanding for the remaining duration of the Term even if exercised for a number of Shares that is equal to the then applicable Warrant Limit.

(d)	The Warrant can only be exercised for a whole number of Shares, and not with respect to fractions of Shares.

4.2.	Nature and form of the Shares

(a)

Each new Share to be issued by the Company upon each exercise of the Warrant shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding Shares at the moment of their issue and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issue.

(b)

Notwithstanding any other provision of these Conditions, upon each exercise of the Warrant, the Company shall have the right, to be determined by it in its discretion, to deliver a number of existing Shares in lieu of (all or a portion of) the new Shares that would otherwise need to be issued upon such exercise of the Warrant, provided that (i) such existing Shares confer the rights referred to in paragraph (a) and (ii) the delivery of such number of existing Shares (together with any new Shares issued upon such exercise of the Warrant) results in the Investor, the Parent Investor and any of their Affiliates and any other party Acting in Concert with the Investor, the Parent Investor or any of their Affiliates owning the same percentage of Shares of the actually issued and outstanding Shares of the Company immediately after the issue of the Shares that had to be issued upon such exercise of the Warrant, rounded down to the nearest whole Share, that they would otherwise own if only new Shares were to have been issued upon such exercise of the Warrant. The holder of the Warrant cannot be obliged to pay a price per Share for the delivery of existing Shares that is higher than the applicable Exercise Price.

(c)	The Shares to be delivered upon each exercise of the Warrant shall be delivered in registered form.

4.3.	Listing of the Shares

If the admission of the Shares that are to be issued upon an exercise of the Warrant to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam (and such other regulated markets on which the Company’s Shares will be trading at that time) legally requires a listing prospectus, the Company shall use reasonable efforts to obtain such admission within ninety (90) days following the issue of such Shares. In such event, the effective admission to listing will be subject to regulatory approval of the listing prospectus.

If the admission of the Shares that are to be issued upon an exercise of the Warrant to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam (and such other regulated markets on which the Company’s Shares will be trading at that time) does not legally require a listing prospectus, the Company shall cause such admission as soon as practicable after the issue of such Shares, and in any event no later than five (5) Business Days after the issue of such Shares.

5.	EXERCISE PRICE

The Exercise Price of the Warrant shall, per Share that shall be subscribed for upon an exercise of the Warrant in relation to such Shares, be equal to the Reference Exercise Price.

6.	SPECIFIC CONDITIONS

(a)

Upon subscription for the Warrant and when exercising the Warrant, the holder of the Warrant will comply with (i) the Belgian Act of 2 May 2007 regarding the disclosure of important participations in issuers of which shares are admitted to trading on a regulated market and miscellaneous provisions as amended from time to time, and the rules and regulations promulgated thereunder, and (ii) insider trading and/or dealings or transactions in the securities of the Company, including notably Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC, and the relevant regulations, directives and other rules promulgated thereunder, as well as similar rules and regulations elsewhere in other jurisdictions.

(b)

During the Term, the Investor shall, upon written request from the Company, provide the Company within five (5) Business Days, the aggregate number of Equity Securities owned by the Investor, the Parent Investor and their Affiliates to the extent calculable (it being understood that the Warrants can be described without calculating a number of shares issuable thereunder). During the Term, the Company shall provide the Investor with notice of any exercise or conversion of any options, warrants, convertible securities or other right to acquire, directly or indirectly, any of the new shares of the Company by any person or entity (other than the Investor, the Parent Investor and their Affiliates) within five (5) Business Days after such exercise or conversion.

7.	EXERCISE OF THE WARRANT

7.1.	Exercise Notice

(a)

The Warrant can only be exercised by means of a written notice to the Company (the “Exercise Notice”). The Exercise Notice must be served on the Company in accordance with the provisions of Article 10.6.

(b)

The date on which the Exercise Notice with respect to a specific exercise of the Warrant shall have been served (or be deemed served) on the Company pursuant to Article 10.6 shall be the exercise date of the Warrant with respect to that exercise (the “Exercise Date”).

(c)

The Exercise Notice must state (i) the number of Shares with respect to which the Warrant is exercised at that occasion, and (ii) the applicable aggregate Exercise Price, as determined in accordance with the provisions of these Conditions. The Exercise Date should fall within the Term.

(d)

If the number of Shares with respect to which the Warrant is exercised as indicated in the Exercise Notice exceeds the then applicable Warrant Limit, the Warrant shall be deemed exercised with respect to the number of Shares just below the then applicable Warrant Limit only. The Company shall as soon as practical, and in any event before the expiry of the term within which the relevant Shares are to be issued to the holder of the Warrant pursuant to Article 7.3 of these Conditions, notify the holder of the Warrant thereof in accordance with the provisions of Article 10.6, which notification shall include the reasoned calculation of the then applicable Warrant Limit.

(e)

Upon receipt of the Exercise Notice, the Company may request the holder of the Warrant in writing to provide to the Company with such further declarations and documents, which are necessary to comply with all applicable legal and regulatory provisions in connection with the exercise of the Warrant and the issue or delivery of the Shares resulting therefrom, including pursuant to Article 6(b) of these Conditions.

7.2.	Payment of the Exercise Price

(a)	Upon each exercise of the Warrant, the applicable aggregate Exercise Price must be paid by means of a payment in cash.

(b)

Following the receipt of the Exercise Notice, the Company shall, as promptly as practicable and in any event no later than one (1) Business Day after the Exercise Date, notify the holder of the Warrant of the account onto which the applicable aggregate Exercise Price must be paid (the “Exercise Account”).

(c)	The amount of the applicable aggregate Exercise Price must be paid by means of a wire transfer of such amount in immediately available funds in euro to the Exercise Account.

(d)	If the applicable aggregate Exercise Price is not paid in accordance with paragraph (c) within a term of ten (10) Business Days following the date on which the Company shall have notified the holder of the Warrant of the details of the Exercise Account in accordance with paragraph (b), the Warrant shall be deemed not to have been exercised, without prejudice to the right of the holder of the Warrant to exercise the Warrant at later occasions until the Expiry Date subject to and in accordance with the terms and conditions set forth in these Conditions.

7.3.	Issue and delivery of the Shares

(a)

The Company shall only be obliged to issue Shares upon an exercise of the Warrant provided that (i) the relevant Exercise Notice has been made in accordance with Article 7.1, and (ii) the applicable aggregate Exercise Price has been paid in accordance with the provisions of Article 7.2. Subject to the foregoing, the Company shall issue or deliver the relevant Shares as soon as practicable, but in any event no later than the later of (x) six (6) calendar days after the Exercise Date, and (y) the day other than (a) a Saturday or a Sunday or (b) a bank or other public holiday in Belgium following the receipt of the applicable aggregate Exercise Price on the Exercise Account.

(b)

The Company shall take all steps and carry out all formalities that shall be required by virtue of these Conditions, the Company’s articles of association and applicable law in order to issue the new Shares upon an exercise of the Warrant (without prejudice, however, to the right of the Company to deliver existing Shares in accordance with the provisions of Article 4.2(b)).

(c)

In accordance with applicable law, upon each exercise of the Warrant, the capital increase and issue of new Shares resulting therefrom (as relevant) shall be formally recorded before a notary public by one authorised representative of the Company.

7.4.	Allocation of the Exercise Price

(a)

Each time upon an exercise of the Warrant and the issue of new Shares pursuant to these Conditions, the applicable aggregate Exercise Price shall be allocated to the share capital of the Company. If the applicable Exercise Price per Share issued is greater than the fractional value of the existing Shares immediately prior to the capital increase, then the applicable aggregate Exercise Price shall be allocated in such a manner that per Share issued (i) a part of the applicable aggregate Exercise Price equal to the fractional value of the existing Shares immediately prior to the capital increase shall be booked as share capital, and (ii) the balance of the applicable aggregate Exercise Price shall be booked as issue premium. Such issue premium shall be accounted for on the liabilities side of the Company’s balance sheet as net equity. The account on which the issue premium shall be booked shall, like the share capital, serve as the guarantee for third parties and, save for the possibility of a capitalisation of those reserves, can only be reduced on the basis of a valid resolution of the general shareholders’ meeting passed in the manner required for an amendment to the Company’s articles of association.

(b)	Following the issue of new Shares and the capital increase resulting therefrom, each of the Shares (existing and new) shall represent the same fraction of the Company’s share capital.

8.	ADJUSTMENTS

8.1.	General

(a)

Notwithstanding Article 501, paragraph 1 of the Belgian Companies Code (or its successor provision Article 7:71, §1 under the Belgian Companies and Associations Code), and with the exception of the issue of any Shares with a different fractional value (fractiewaarde) than the then existing Shares or with a par value (nominale waarde), of any securities with voting rights other than Shares or of any Equity Securities in relation to any Shares with a different fractional value (fractiewaarde) than the then existing Shares or with a par value (nominale waarde) or any securities with voting rights other than Shares and any reclassification of existing Shares (which shall not be permitted pursuant to this Article 8.1(a), the Company may proceed with all actions that it deems appropriate in relation to its capital, its articles of association, its financial condition, even if such actions lead to a reduction of the benefits allocated to the Warrant, including but not limited to, mergers or acquisitions, capital increases or reductions (including those subject to conditions precedent), the incorporation of reserves into the capital with or without the issue of new Shares, the issue of dividends or other distributions, the issue of other Equity Securities and the amendment of arrangements or provisions relating to the distribution of profits or liquidation proceeds, provided, however, that (i) the terms of the Warrant may not be amended without Investor’s written consent, and (ii) that Shares issued or issuable under the Warrant shall not be treated differently (had they already been issued at that time) than other Shares already issued. If the rights of the holder of the Warrant are affected by an action or transaction permitted by the immediately preceding sentence, the holder of the Warrant will not be entitled to a change of the Exercise Price, the Reference Exercise Price or the Warrant Limit, an amendment to the Conditions or any other form of compensation (financial or otherwise) unless (i) specifically provided for in Articles 8.2 and 8.3 of these Conditions and/or (ii) such action or transaction was undertaken with the primary purpose of adversely affecting the rights or value of the Warrant.

(b)	The provisions of this Article 8 are without prejudice to the provisions of the Subscription Agreement (such as the anti-dilution protection).

8.2.	Adjustments for Share Reorganisations

(a)

If at any time as of the Issue Date up to the Expiry Date there is a change of the fractional value of the Shares as a result of a consolidation (or reverse stock split), a subdivision (or stock split) or otherwise, in each such case without increase or reduction of the Company’s share capital (each such transaction a “Share Reorganisation”), the Warrant Limit shall not be affected (since it is expressed as a percentage of the actually issued and outstanding Shares). In addition, the Exercise Price of the Warrant (i.e. on a per Share basis) shall be divided by a fraction, (A) the numerator of which is equal to the fractional value of the outstanding Shares of the Company immediately before to the Share Reorganisation, and (B) the denominator of which is equal to the fractional value of the outstanding Shares of the Company immediately after the Share Reorganisation.

(b)

Any adjustment made pursuant to paragraph (a) of this Article 8.2 shall become effective immediately after the effective date of the relevant Share Reorganisation that gives rise to such adjustment. The Company shall notify the holder of the Warrant of such adjustment by written notice as soon as practicable after the effective date of the Share Reorganisation concerned.

8.3.	Adjustments for mergers and de-mergers

(a)

If at any time as of the Issue Date up to the Expiry Date there is a merger (fusie / fusion) of the Company with or into another legal person or entity whereby the Company is not the surviving entity or a de-merger (splitsing / scission) in whole or in part, whereby in each of these cases the Shares of the Company are exchanged into, or the shareholders of the Company receive, shares, other securities, cash or other property of one or more other legal persons or entities (each such legal person or entity a “Successor Company”) as a result of such merger or de-merger (each such transaction a “Succession Transaction”), then the Warrant shall be replaced by (or, if the Company survives, to the holder of the Warrant shall be issued) one or more warrants to be issued by each of the respective Successor Companies that give right to such respective shares, other securities, cash or other property that the holder of the Warrant concerned had been entitled to receive if the Warrant had been exercised in full up to the Warrant Limit immediately before to the occurrence of the Succession Transaction concerned but after giving effect to dilution upon the exercise or conversion of all rights to acquire Shares that are exercised or converted in connection with such transaction. The number of warrants to be so issued in replacement of the Warrant (or, if the Company survives, to be so issued), as well as the terms and conditions of such warrants (including the Exercise Price and the Warrant Limit) will need to be, as a whole, equivalent to the terms and conditions of the Warrant and have economically substantially the same effect for the holder of the Warrant concerned.

(b)

An adjustment made pursuant to paragraph (a) of this Article 8.3 shall become effective upon, and subject to, the completion of the Succession Transaction that gives rise to such adjustment. The Company (or the respective Successor Companies, as the case may be) shall notify the holder of the Warrant of such adjustment as soon as practicable after the completion of the Succession Transaction concerned.

(c)

In the case of any merger or de-merger of the Company as contemplated by paragraph (a) of this Article 8.3, the Company must procure that the successor or acquiring persons or entities shall expressly assume the due observance and performance of the covenants and obligations set out in the Conditions.

9.	REPRESENTATIONS AND WARRANTIES

9.1.	Representations and Warranties of the Company

Upon each exercise of the Warrant, the Company shall be deemed to represent and warrant to the holder of the Warrant on the date of the issue or delivery of the Shares to be issued or delivered by the Company upon such exercise of the Warrant:

(a)

Incorporation. It is duly incorporated and validly existing and in good standing under the laws of Belgium, with full power and authority to conduct its business and is not in violation of any of the provisions of its organisational documents.

(b)

Validity of Shares and Absence of Breach. Each Share to be issued or delivered by the Company upon such exercise of the Warrant, and, with respect to new Shares only, as of when issued and paid for in accordance with these Conditions, are validly and duly issued and fully paid ordinary shares of the Company in accordance with the applicable provisions of the Company’s organisational documents and Belgian law, having the same fractional value (fractiewaarde) as the then existing Shares, and free and clear of all liens, pledges, encumbrances, mortgages, security interests, or easement or transfer restrictions of any nature whatsoever (other than those that find their origin solely with the holder of the Warrant and save for the transfer restrictions referred to in the Subscription Agreement, as the case may be). The issue or delivery of the Shares to be issued or delivered by the Company upon such exercise of the Warrant will not result in a breach of, default under any material agreement to which the Company is a party or the Company’s organisational documents or any law, regulation or stock exchange rule, or give rise to the activation of any material rights of third parties under any agreement, law, rule or regulation binding on the Company or any of its subsidiaries.

(c)

Consents. All necessary consents, authorisations, notification, actions or things required to be taken, fulfilled or done under Belgian law or any of the Antitrust Laws (as defined in the Option, License and Collaboration Agreement) (including, without limitation, the obtaining of any consent or license or the making of any filing or registration) for the issue or delivery of the Shares to be issued or delivered by the Company upon such exercise of the Warrant, the actions contemplated by these Conditions and the Warrant or the compliance by the Company with the terms of these Conditions and the Warrant will, save as otherwise set forth in these Conditions in Article 4.3, be in full force and effect.

(d)

Brokers and Finders. No person will have, as a result of the exercise of the Warrant, any right, interest or claim against or upon the holder of the Warrant for any commission, fee or other compensation relating to the Shares to be issued or delivered by the Company upon such exercise of the Warrant.

9.2.	Representations and Warranties of the holder of the Warrant

Upon each exercise of the Warrant, the holder of the Warrant shall be deemed to represent and warrant to the Company on the date of the issue or delivery of the Shares to be issued or delivered by the Company upon such exercise of the Warrant:

(a)

Incorporation. It is duly incorporated and validly existing and in good standing under the laws of its jurisdiction of incorporation, with full power and authority to conduct its business and is not in violation of any of the provisions of its organisational documents.

(b)

Consents. All necessary consents, authorisations, notification, actions or things required to be taken, fulfilled or done under the law applicable to its jurisdiction of organisation or incorporation, or any of the Antitrust Laws (as defined in the Option, License and Collaboration Agreement) (including, without limitation, the obtaining of any consent or license or the making of any filing or registration) for the exercise of the Warrant, the actions contemplated by these Conditions and the Warrant or the compliance by the Warrant holder with the terms of these Conditions and the Warrant will, save as otherwise set forth in those Conditions in Article 4.3, be in full force and effect.

(c)

Information. Without taking into account the Warrants or the shares issuable (but not yet issued) thereunder, except to give effect to the issue and delivery of the Shares to be issued or delivered by the Company to the Investor upon the particular exercise of the Warrant that occurs on the date that this representation and warranty is made, the Investor, the Parent Investor, and their respective Affiliates do not, directly or indirectly, own, or have the right to acquire, voting securities of the Company in excess of the Warrant Limit (assuming the exercise, conversion or exchange of any Equity Securities (other than the Warrants except as described in this Article 9.2(c)) held by any of them at that time that are exercisable, convertible or exchangeable into or for shares of the Company at that time) (the resulting number of securities rounded down).

10.	MISCELLANEOUS

10.1.	Binding nature of the Conditions

In the case of subscription for the Warrant, the subscriber shall be bound by, and deemed to have accepted, the present Conditions. In the event of a transfer of the Warrant (or any right thereto), the acquirer or transferee shall be bound by, and deemed to have accepted, the present Conditions.

10.2.	Severability

Whenever possible, the provisions of the Conditions shall be interpreted in such a manner that they are valid and enforceable under the applicable legislation.

If any provision in these Conditions is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, then such provision or part of it shall be deemed not to form part of these Conditions, and the legality, validity or enforceability of the remainder of these Conditions shall not be affected.

In that event, the illegal, invalid or non-enforceable provision or part thereof is automatically replaced with the legal, valid and enforceable provision that is the closest to the original provision or part thereof as regards content, bearing and intention.

10.3.	Specific Enforcement

Notwithstanding anything in these Conditions to the contrary, nothing in these Conditions shall in any way limit the ability of the Company and the holder of the Warrant to seek or obtain from any court of competent jurisdiction any remedies available at law or in equity (including injunctive relief) to enforce any covenant or agreement of the holder of the Warrant respectively the Company hereunder.

10.4.	Costs and expenses

The Company shall pay any stamp, issue, registration, documentary or other taxes and duties, including interest and penalties, payable in Belgium on or in connection with the issue or delivery of the Shares upon each exercise of the Warrant. The Company shall also pay all costs associated with the listing of the relevant Shares on the regulated markets of Euronext Brussels and Amsterdam (and such other regulated markets on which the Company’s Shares will be trading at that time).

10.5.	Governing law and jurisdiction

The Conditions and the Warrant and any non-contractual obligations arising out of or in connection with each of them are governed by, and are to be construed in accordance with, Belgian law.

Any dispute, controversy, difference or claim which may arise between the Company and the holder of the Warrant out of or in relation to or in connection with the Conditions or the Warrant (including arising out of or relating to the validity, construction, interpretation, enforceability, breach, performance, application, exercise, expiry or termination of the Conditions or the Warrant), shall be settled by binding arbitration in accordance with the applicable rules of the International Chamber of Commerce (“ICC Rules”) by three (3) arbitrators, one chosen by the holder of the Warrant, one chosen by the Company and the third chosen by mutual agreement of the first two, and otherwise in accordance with the ICC Rules. The arbitrators shall have significant experience and shall have expertise in Belgian corporate law. Each of the Company and the holder of the Warrant may refer such dispute to arbitration by submitting a written notice of such request to the holder of the Warrant respectively the Company. The place of arbitration shall be New York and the language (including all testimony, evidence and written documentation) shall be English. The arbitrators shall establish procedures to facilitate and complete such arbitration as soon and efficiently as practicable. Unless the arbitrators expressly determine otherwise, neither the Company nor the holder of the Warrant shall be required to give general discovery of documents, but may be required only to produce specific, identified documents that are relevant to the dispute. Each of the Company and the holder of the Warrant shall have the right to be represented by counsel. Any judgment or award rendered by the arbitrators shall be final and binding on the Company and the holder of the Warrant, and shall be governed by the terms and conditions hereof and the limitation on damages set forth in Article 13 of the Subscription Agreement. The parties hereto agree that such a judgment or award may be enforced in any court of competent jurisdiction. The statute of limitations of Belgian law applicable to the commencement of a lawsuit shall apply to the commencement of arbitration. The arbitrators shall determine the allocation of costs and expenses and attorneys’ fees in the arbitration to be borne by each of the Company and the holder of the Warrant. All proceedings and decisions of the arbitrators shall be deemed Confidential Information (as set out in the Subscription Agreement) of each of the Company and the holder of the Warrant, and shall be subject to Article 13 of the Option, License and Collaboration Agreement.

10.6.	Notices

Any notice, notification, demand or other communication (“notice”) to be given under these Conditions shall be in writing, shall specifically refer to these Conditions, and shall be addressed to the appropriate party at the address specified below or such other address as may be specified by such party in writing in accordance with this Article 10.6, and shall be deemed to have been given for all purposes (i) when received, if hand-delivered, sent by a reputable international expedited delivery service or sent by facsimile (with transmission confirmed), or (ii) five (5) Business Days after mailing, if mailed by first class certified or registered mail, postage prepaid, return receipt requested. Any notice delivered by facsimile shall be confirmed by a hard copy delivered by a reputable international expedited delivery service as soon as practicable thereafter. The current details for notices are:

(a)

if to the Company: the address of the Company’s registered office, with the notice made for the attention of the General Counsel of the Company, or the address for notices to the Company pursuant to the Subscription Agreement.

(b)	if to the holder of the Warrant: to such holder’s address as set out in the warrant register book, or the address for notices to such party (as the case may be) pursuant to the Subscription Agreement.

*            *             *

English translation for information purposes only

Annex 3

Simulations

The simulations below are based on the methodology and assumptions set out in section 5.1 of the special report to which this annex is attached.

A Current situation, before issuance of the Warrants - Basic

Equity (in EUR)
Amount represented by 1 share(1)	33.95
Total	2,103,454,001.15

B Situation before issuance of the Warrants - Fully diluted (2)

Equity (in EUR)
Amount represented by 1 share(1)	36.92
Total	2,496,165,835.77

C Situation after issuance and exercise in full of the Initial Warrant A with an Exercise Price of EUR 140.59 and the Initial Warrant B with an Exercise Price of EUR 140.59 - Fully diluted (3)

Equity (in EUR)
Amount represented by 1 share(1)	49.64
Total	3,824,865,476.74

D Situation after issuance and exercise in full of the Initial Warrant A with an Exercise Price of EUR 140.59 and the Initial Warrant B with an Exercise Price of EUR 170 - Fully diluted (3)

Equity (in EUR)
Amount represented by 1 share(1)	51.52
Total	3,970,102,203.19

E Situation after issuance and exercise in full of the Initial Warrant A with an Exercise Price of EUR 140.59 and the Initial Warrant B with an Exercise Price of EUR 190 - Fully diluted (3)

Equity (in EUR)
Amount represented by 1 share(1)	52.80
Total	4,068,869,103.19

[1]	Rounded up.
[2]

Assuming that all 5,654,047 outstanding warrants are exercised, resulting in the issuance of 5,654,047 new shares, as a result of which the share capital of the Company would be represented by 67,607,878 shares (being the sum of (i) the 61,953,831 shares outstanding as at the date of the special report to which this annex is attached and (ii) the relevant 5,654,047 new shares).

[3]

Assuming that (i) all 5,654,047 outstanding warrants are exercised (resulting in the issuance of 5,654,047 new shares) and (ii) the Warrants are issued and exercised in full on the basis of the methodology and assumptions as set out in section 5.1 of the special report to which this annex is attached.

Annex to Special report (Art. 583-596-598 BCC)